United States Securities And Exchange Commission
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

No changes to the information required by Part I have occurred since the last filing of this offering statement.

ITEM 1. Issuer Information

Exact name of issuer as specified in the issuer’s charter:	Spirits Capital Corporation

Jurisdiction of incorporation/organization:	Delaware

Year of incorporation:	1995

CIK:	#0001881767

Primary Standard Industrial Classification Code:	7389

I.R.S. Employer Identification Number:	133878747

Total number of full-time employees:	6

Total number of part-time employees :	0

Contact Information

Address of Principal Executive Offices:	100 Bayview Circle, Suite 4100 Newport Beach, CA 92660

Telephone:	(949) 674-0355

Provide the following information for the person the Securities and Exchange Commission’s staff should call in connection with any pre-qualification review of the offering statement:

Name:	Todd Sanders
Address:	100 Bayview Circle, Suite 4100 Newport Beach, CA 92660
Telephone:	(949) 674-0355

Provide up to two e-mail addresses to which the Securities and Exchange Commission’s staff may send any comment letters relating to the offering statement. After qualification of the offering statement, such e-mail addresses are not required to remain active:

rcarmel@cmfllp.com nfreeman@cmfllp.com

Financial Statements

Industry Group (select one):	Banking	Insurance	X	Other

Use the financial statements for the most recent fiscal period contained in this offering statement to provide the following information about the issuer. The following table does not include all of the line items from the financial statements. Long Term Debt would include notes payable, bonds, mortgages, and similar obligations. To determine “Total Revenues” for all companies selecting “Other” for their industry group, refer to Article 5-03(b)(1) of Regulation S-X. For companies selecting “Insurance,” refer to Article 7-04 of Regulation S-X for calculation of “Total Revenues” and paragraphs 5 and 7(a) for “Costs and Expenses Applicable to Revenues”.

Balance Sheet Information
Cash and Cash Equivalents:	$360,327
Investment Securities:	[●]
Accounts and Notes Receivable:	[●]
Property, Plant and Equipment (PP&E):	$53,058
Total Assets:	$1,530,876
Accounts Payable and Accrued Liabilities:	$912,321
Long Term Debt:	[●]
Total Liabilities:	$2,164,916
Total Stockholders’ Equity:	$(634,040)
Total Liabilities and Equity:	$1,530,876

Statement of Comprehensive Income Information
Total Revenues:	[●]
Costs and Expenses Applicable to Revenues:	[●]
Depreciation and Amortization:	[●]
Net Income:	$(544,339)
Earnings Per Share – Basic:	$(0.01)
Earnings Per Share – Diluted:	$(0.01)

Name of Auditor (if any):	Urish Popeck & Co., LLC

Outstanding Securities

	Name of Class (if any)	Units Outstanding	CUSIP (if any)	Name of Trading Center or Quotation Medium (if any)
Common Equity	Common Stock	As of 7.18.22: 93,411,220 Outstanding Shares	84861E101	OTC Markets
Preferred Equity
Debt Securities

ITEM 2. Issuer Eligibility

X				Check this box to certify that all of the following statements are true for the issuer(s):

•				Organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia.

•				Principal place of business is in the United States or Canada.

•				Not a development stage company that either (a) has no specific business plan or purpose, or (b) has indicated that its business plan is to merge with an unidentified company or companies.

•				Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•				Not issuing fractional undivided interests in oil or gas rights, or a similar interest in other mineral rights.

•				Not issuing asset-backed securities as defined in Item 1101(c) of Regulation AB.

•				Not, and has not been, subject to any order of the Commission entered pursuant to Section 12(j) of the Exchange Act (15 U.S.C. 78l(j)) within five years before the filing of this offering statement.

•				Has filed with the Commission all the reports it was required to file, if any, pursuant to Rule 257 during the two years immediately before the filing of the offering statement (or for such shorter period that the issuer was required to file such reports).

ITEM 3. Application of Rule 262

X		Check this box to certify that, as of the time of this filing, each person described in Rule 262 of Regulation A is either not disqualified under that rule or is disqualified but has received a waiver of such disqualification

Check this box if “bad actor” disclosure under Rule 262(d) is provided in Part II of the offering statement.

ITEM 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

Check the appropriate box to indicate whether you are conducting a Tier 1 or Tier 2 offering:
Tier 1	X	Tier 2

Check the appropriate box to indicate whether the annual financial statements have been audited:
Unaudited	X	Audited

Types of Securities Offered in this Offering Statement (select all that apply):
X		Equity (common or preferred stock)
Debt
Option, warrant or other right to acquire another security
Security to be acquired upon exercise of option, warrant or other right to acquire security
Tenant-in-common securities
Other (describe)

Does the issuer intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3)?
Yes	X	No

Does the issuer intend this offering to last more than one year?
Yes	X	No

Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?
Yes	X	No

Will the issuer be conducting a best efforts offering?
Yes	X	No

Has the issuer used solicitation of interest communications in connection with the proposed offering?
Yes	X	No

Does the proposed offering involve the resale of securities by affiliates of the issuer?
Yes		No	X

Number of securities offered:

Number of securities of that class already outstanding:

The information called for by this item below may be omitted if undetermined at the time of filing or submission, except that if a price range has been included in the offering statement, the midpoint of that range must be used to respond. Please refer to Rule 251(a) for the definition of “aggregate offering price” or “aggregate sales” as used in this item. Please leave the field blank if undetermined at this time and include a zero if a particular item is not applicable to the offering.

Price per security: $

The portion of the aggregate offering price attributable to securities being offered on behalf of the issuer:
$

The portion of the aggregate offering price attributable to securities being offered on behalf of selling securityholders:
$

The portion of aggregate offering attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement:
$

The estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualified offering statement concurrently with securities being sold under this offering statement:
$

Total: $ (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs).

Anticipated fees in connection with this offering and names of service providers:

	Name of Service Provider	Fees
Underwriters:		$0.00
Sales Commissions:		$250,000.00
Finder’s Fees:		$0.00
Audit:		$0.00
Legal:		$0.00
Promoters:		$0.00
Blue Sky Compliance:		$0.00

CRD Number of any broker or dealer listed:		136352
Estimated net proceeds to the issuer:	$

Clarification of responses (if necessary):

ITEM 5. Jurisdictions in Which Securities are to be Offered

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV
X	Arkansas	AR	X	New Hampshire	NH	X	Alberta	A0
X	California	CA	X	New Jersey	NJ	X	British Columbia	A1
X	Colorado	CO	X	New Mexico	NM	X	Manitoba	A2
X	Connecticut	CT	X	New York	NY	X	New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC	X	Newfoundland	A4
X	Florida	FL	X	North Dakota	ND	X	Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH	X	Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK	X	Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR	X	Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA	X	Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI	X	Yukon	B0
X	Iowa	IA	X	South Carolina	SC	X	Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD
X	Kentucky	KY	X	Tennessee	TN
X	Louisiana	LA	X	Texas	TX
X	Maine	ME	X	Utah	UT
X	Maryland	MD	X	Vermont	VT
X	Massachusetts	MA	X	Virginia	VA
X	Michigan	MI	X	Washington	WA
X	Minnesota	MN	X	West Virginia	WV
X	Mississippi	MS	X	Wisconsin	WI
X	Missouri	MO	X	Wyoming	WY

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

None

X	Same as the jurisdictions in which the issuer intends to offer the securities.

Jurisdiction	Code	Jurisdiction	Code	Jurisdiction	Code
Alabama	AL	Montana	MT	District of Columbia	DC
Alaska	AK	Nebraska	NE	Puerto Rico	PR
Arizona	AZ	Nevada	NV
Arkansas	AR	New Hampshire	NH	Alberta	A0
California	CA	New Jersey	NJ	British Columbia	A1
Colorado	CO	New Mexico	NM	Manitoba	A2
Connecticut	CT	New York	NY	New Brunswick	A3
Delaware	DE	North Carolina	NC	Newfoundland	A4
Florida	FL	North Dakota	ND	Nova Scotia	A5
Georgia	GA	Ohio	OH	Ontario	A6
Hawaii	HI	Oklahoma	OK	Prince Edward Island	A7
Idaho	ID	Oregon	OR	Quebec	A8
Illinois	IL	Pennsylvania	PA	Saskatchewan	A9
Indiana	IN	Rhode Island	RI	Yukon	B0
Iowa	IA	South Carolina	SC	Canada (Federal Level)	Z4
Kansas	KS	South Dakota	SD
Kentucky	KY	Tennessee	TN
Louisiana	LA	Texas	TX
Maine	ME	Utah	UT
Maryland	MD	Vermont	VT
Massachusetts	MA	Virginia	VA
Michigan	MI	Washington	WA
Minnesota	MN	West Virginia	WV
Mississippi	MS	Wisconsin	WI
Missouri	MO	Wyoming	WY

ITEM 6. Unregistered Securities Issued or Sold Within One Year

X				None

As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year before the filing of this Form 1-A, state:

(a)				Name of such issuer.

(b)				(1) Title of securities issued

(2) Total amount of such securities issued

(3) Amount of such securities sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the issuer of such securities, or was an underwriter of any securities of such issuer

(c)				(1) Aggregate consideration for which the securities were issued and basis for computing the amount thereof.

(2) Aggregate consideration for which the securities listed in (b)(3) of this item (if any) were issued and the basis for computing the amount thereof (if different from the basis described in (c)(1)).

(d)				Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

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Preliminary Offering Circular dated [●], 2022

Subject to Completion

An Offering Statement pursuant to Regulation A relating to these securities has been filed with the U.S. Securities and Exchange Commission, which we refer to as the Commission. Information contained in this Preliminary Offering Circular is subject to completion, amendment or supplement. These securities may not be sold nor may offers to buy be accepted before the Offering Statement filed with the Commission is qualified. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two (2) business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.

File No. 333-[●]

Spirits Capital Corporation

100 Bayview Circle, Suite 4100

Newport Beach, CA 92660

(949) 674-0355

Maximum Offering Amount: $25,000,000.00

This is a public offering (this “Offering”) of securities of Spirits Capital Corporation, a Delaware corporation “SCC” or “Spirits” and together with Spirits wholly owned subsidiaries, Spirits Global, Inc., a Delaware corporation (“SG”) and Spirits Whiskey Tokens, Inc., a Wyoming corporation (“SWT”) the “Company,” “we,” or “our,” unless the context indicates otherwise). We are offering a maximum of [●] shares (the “Shares”) of Common Stock, par value $[●] per share (“Common Stock”), at an offering price of $[●] per Share, up to a maximum of $[●](“Maximum Offering”), on a best efforts basis. This Offering will expire on the first to occur of (a) the sale of all [●] Shares offered hereby, (b) [●], 202* or (c) when the Company’s board of directors elects to terminate the Offering (as applicable, the “Termination Date”). There is no escrow established for this Offering. We will receive subscriptions through prospective investors’ submissions of subscription agreements (“Subscription Agreements”), which will include investor qualification questionnaires. We will provide instructions for payment/funding of the investment only to those investors from whom we have received completed Subscription Agreements, and only after review and acceptance of such Subscription Agreements. The Shares will be sold for cash or may be issued as repayment of accounts payable, accrued expenses, principal on promissory notes, convertible or otherwise, inclusive or exclusive of interest, or other liabilities, all or any of which might occur without notice to subscribers, and would only occur pursuant to Subscription Agreements accepted by the Company. Funds received from individuals or entities seeking to invest with respect to which we have not received or accepted Subscription Agreements will be returned to such individuals or entities and any intended investment will be considered null and void ab initio. We will hold closings upon the receipt and acceptance of investors’ Subscription Agreements and receipt of invested funds by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering or (ii) the Termination Date. There is no aggregate minimum requirement for the Offering to hold a closing, therefore, we reserve the right, subject to applicable securities laws, to begin applying “dollar one” of the proceeds from the Offering in accordance with the “Use of Proceeds” section of this offering circular (this “Offering Circular”) and such other uses as more specifically set forth in this Offering Circular. We expect to commence the sale of the Shares within two days of the date on which the offering statement on Form 1-A (the “Offering Statement”) of which this Offering Circular is a part is qualified by the United States Securities and Exchange Commission (the “SEC”).

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The Company’s Common Stock is listed on the OTCUS (the “OTCUS”), under the symbol “SSCC.” The last sales price for the Company’s Common Stock on USOTC [●], 2022 was $[●]. For further information, see “Plan of Distribution” of this Offering Circular.

The offering price of $[●] per share was determined by management in order to attract investors in this Offering and is based on a discount to the trading price of our Common Stock on the OTCUS over the past [●] months, taking into account trading volume, price range, volume weighted average pricing and other factors. The price range also reflects prices at which we believe we can sell such shares in a timely manner, and is not based on book value, assets, earnings or any other recognizable standard of value.

The narrative disclosure in this Offering Circular follows the Form S-1 format pursuant to Part II(A)(1)(ii) of Form 1-A.

Investing in our Shares involves a high degree of risk. See “Risk Factors” beginning on page 11 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

	Price to Public			Commissions			Proceeds to the Company
Per Share	$	[●]	(1)	$	[●]	(2)	$	[●]
Maximum Offering		$25,000,000.00			$250,000			$250,000	(3)

(1)	We are offering Shares at an offering price of $[●]per share.
(2)	The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this Offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fee and consulting fee payable by the Company to Dalmore. See “Plan of Distribution” for more details. To the extent that the Company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer. The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this Offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fee and consulting fee payable by the Company to Dalmore. See “Plan of Distribution” for more details. To the extent that the Company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.
(3)	Net proceeds to the Company assuming the Maximum Offering (before offering expenses).
3

THE SECURITIES UNDERLYING THIS OFFERING STATEMENT MAY NOT BE SOLD UNTIL QUALIFIED BY THE SECURITIES AND EXCHANGE COMMISSION. THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL, NOR SOLICITING AN OFFER TO BUY, ANY SHARES OF OUR COMMON STOCK IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED.

The date of this Offering Circular is [●], 2022

4

5

As used in this Offering Circular, all references to “Spirits,” “Spirits Capital,” “SCC,” the “Company,” “we,” “our,” “Shares” “capital stock,” “Common Stock,” or “stockholders,” applies only to Spirits. As used in this Offering Circular, the terms “consolidated we,” “consolidated our” or words of like import mean Spirits and its direct wholly-owned subsidiaries, SG and SWT. Notwithstanding the foregoing, references to the “Company,” “we,” “our” and similar terms that appear in the consolidated financial statements in our annual reports on Form 10-K and in our condensed consolidated financial statements in our quarterly reports on Form 10-Q, refer to Spirits and its direct wholly-owned subsidiaries SG and SWT. All references in this Offering Circular to “years” and “fiscal years” means the twelve-month period ended December 31st, unless the context indicates otherwise.

Circumstances may change so as to alter the information presented herein at a later date. This material will be updated by Amendment to this document and by means of press releases and other communications to stockholders.

Use of Market and Industry Data

This Offering Circular includes market and industry data that we have obtained from third-party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management has developed its knowledge of such industries through its experience, participation in and observation of these industries. While our management believes the third-party sources referred to in this Offering Circular are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this Offering Circular or ascertained the underlying economic assumptions relied upon by such sources. Furthermore, internally prepared and third-party market prospective information, in particular, are estimates only and there will usually be differences between the prospective and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Also, references in this Offering Circular to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this Offering Circular.

Cautionary Statements Regarding Forward-Looking Statements

This Offering Circular contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company intends that such forward-looking statements be subject to the safe harbor created thereby. These might include statements regarding the Company’s future plans, targets, estimates, assumptions, financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about research and development efforts, including, but not limited to, preclinical and clinical research design, execution, timing, costs and results, future product demand, supply, manufacturing, costs, marketing and pricing factors.

In some cases, forward-looking statements may be identified by words including “assumes,” “could,” “ongoing,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” “anticipates,” “believes,” “intends,” “estimates,” “expects,” “plans,” “contemplates,” “targets,” “continues,” “budgets,” “may,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words, and such statements may include, but are not limited to, statements regarding (i) future research plans, expenditures and results, (ii) potential collaborative arrangements, (iii) the potential utility of the Company’s products candidates, (iv) reorganization plans, and (v) the need for, and availability of, additional financing. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this Offering Circular.

You should read these risk factors and the other cautionary statements made in the Company’s filings as being applicable to all related forward-looking statements wherever they appear in this Offering Circular. We cannot assure you that the forward-looking statements in this Offering Circular will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. You should read this Offering Circular completely. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future.

6

We caution investors not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described in this Offering Circular, as well as others that we may consider immaterial or do not anticipate at this time. These forward-looking statements are based on assumptions regarding the Company’s business and technology, which involve judgments with respect to, among other things, future scientific, economic, regulatory and competitive conditions, collaborations with third parties, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Our expectations reflected in our forward-looking statements can be affected by inaccurate assumptions that we might make or by known or unknown risks and uncertainties, including those described in this Offering Circular. These risks and uncertainties are not exclusive and further information concerning us and our business, including factors that potentially could materially affect our financial results or condition, may emerge from time to time.

For more information about the risks and uncertainties the Company faces, see the section “Risk Factors” in this Offering Circular. Forward-looking statements speak only as of the date they are made. The Company does not undertake and specifically declines any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments. We advise investors to consult any further disclosures we may make on related subjects in other reports that we file with or furnish to the SEC.

Offering Circular Summary

This summary highlights information contained elsewhere in this Offering Circular and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire Offering Circular, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case included elsewhere in this Offering Circular.

Overview

The mission of the Spirits is to offer a financial technology platform that enables its subsidiaries to serve as sponsors and to facilitate alternative investments and securitizations in the spirits industry. The Company is driven by a vision to create an open, safe, and secure marketplace to capitalize on the strong and promising future of this spirit. The Company integrates whiskey and technology experts to bring our customers the finest premium product and value through secure and transparent transactions.

Spirits Capital Corporation is a Delaware company formed on December 5, 1995. The Company is the holding company for a technology-driven sponsor of alternative investments and securitizations for the spirits industry.

The Company has two wholly-owned subsidiaries. Spirits Global, Inc. is a company organized in Delaware on May 7, 2018, which engages is the sale of The Cask Investment Deed is an alternative investment that provides a fixed return over a fixed period of time. Each Cask Investment Deed is secured by one barrel of newly-filled (less than one year) of aging Premium American Whiskey, which is held in a secure bonded facility and insured of the hold period of the investment.

Spirits Whiskey Tokens, Inc. is a company organized in Wyoming on February 22, 2022. The company operates as a platform administrator upon which transparent investment opportunities in the spirits industry are offered and SWT facilitates an environment for the investments to appreciate.

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Recent Developments

  [●]

Risks Associated with Our Business

Our business is subject to many risks, as more fully described in the section titled “Risk Factors” in this Offering Circular. You should read and carefully consider these risks, together with the risks set forth under the section titled “Risk Factors” and all of the other information in this Offering Circular, including the financial statements and the related notes included elsewhere in this Offering Circular, before deciding whether to invest in our securities. If any of the risks discussed in this Offering Circular actually occur, our business, financial condition or operating results could be materially and adversely affected. In particular, such risks include, but are not limited to, the following:

●	Our business is subject to risks arising from epidemic diseases, such as the COVID-19 pandemic.
●	Raising additional capital may cause dilution to our stockholders.
●	Our success is dependent upon our ability to enter into strategic alliances with larger companies in our industry or with companies that have specific expertise. We may not be able to enter into such alliances on terms acceptable to us and our inability to do so would have a material adverse effect on our business.
●	Our Common Stock is not listed on a national securities exchange and is considered a “penny stock,” with a low market capitalization, all of which makes it more difficult for our stock to trade in the financial markets, for research analysts at securities brokerage firms to write research reports about us, for investment banks to contract with us for services, and ultimately making it difficult for us to obtain necessary capital required to execute our business plan, which could restrict our ability to continue as a going concern and to grow.
●	Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as (the “Securities Act”) as modified by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As an emerging growth company, we may take advantage of specified reduced disclosure and other exemptions from requirements that are otherwise applicable to public companies that are not emerging growth companies.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the SEC or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. You should assume that the information contained in this document is accurate as of the date of this Registration Statement, as amended (the “Registration Statement”), only.

Once this Registration Statement becomes effective (the “Effective Date”), we will become subject to the reporting requirements of Section 13(a) the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act.

8

Smaller Reporting Company Status

The Company is a “smaller reporting company” as defined in Exchange Act Rule 12b-2. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. The Company will remain a smaller reporting company until the last day of the fiscal year in which (1) the aggregate worldwide market value of its common shares held by non-affiliates equaled or exceeded $250 million as of the prior June 30th, or (2) its annual revenues equaled or exceeded $100 million during such completed fiscal year and the aggregate worldwide market value of its common shares held by non-affiliates equaled or exceeded $700 million as of the prior June 30th.

Corporate History

The Company was incorporated in the State of Delaware in 1995 under the name Capital Beverage Corporation. On December 16, 2005, the Company sold substantially all of its assets to Oak Beverages, Inc. See the Company’s 8-K report filed with the SEC 12/21/2005. On April 28, 2021, the Company filed a 1-for-1000 reverse stock split with the Secretary of State of the State of Delaware. On April 29, 2021, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to change its name from Capital Beverage Corporation to Spirits Capital Corporation.

The Company’s Common Stock is listed on the OTCUS (the “OTC US”), under the symbol “SSCC.” The last sales price for the Company’s Common Stock on [●], 2022 was $[●]. The Company has never paid dividends on its Common Stock and does not anticipate doing so in the foreseeable future.

Corporate Information

Our corporate mailing address is 100 Bayview Circle, Suite 4100, Newport Beach, CA 92660. Our telephone number is (949) 674-0355. Our website is https://www.spiritscap.com/. The information on our website is not part of this Offering Circular and is not incorporated by reference into, and should not be considered part of, this Offering Circular. Any information about us on LinkedIn, Twitter or other social media platforms should not be considered part of this Offering Circular, nor should any information about us posted by others on blogs, bulletin boards, in chat rooms or in similar media. This Offering is only made via this Offering Circular and our Offering Statement, as amended or supplemented from time to time.

The Company’s logo and certain trademarks of the Company or relating to any of its product candidates or program and platform names appearing in this Offering Circular are our property.

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The Offering

Common Stock We are Offering (“Shares”)	Up to $[●]

Offering Price Per Share (1)	$[●]

Maximum Offering Amount	$25,000,000.00

Common Stock Outstanding Before the Offering(2)	93,411,220

Common Stock Outstanding After the Offering Assuming the Maximum Amount is Raised (there is no minimum	[●]

Use of Proceeds(4)	The net proceeds of this Offering, after deducting commissions and estimated offering expenses, and assuming the sale of [●] Common Stock at $[●] per share, are expected to be $[●].

We intend to use the net proceeds from this Offering for, among other things, [●], all as further explained in “Use of Proceeds” appearing elsewhere in this Offering Circular.

Risk Factors	See “Risk Factors” on page 11 and other information appearing elsewhere in this Offering Circular and other materials filed and furnished with the SEC.

OTCUS Ticker Symbol	SSCC

(1) The Common Stock will be sold for cash or may be issued as repayment of accounts payable, accrued expenses, principal on promissory notes, convertible or otherwise, inclusive or exclusive of interest, or other liabilities, all or any of which might occur without notice to subscribers, and would only occur pursuant to Subscription Agreements accepted by the Company. Only Common Stock offered for cash will be issued and sold at the first closing.

(2) The number of shares is based on 93,411,220 shares of Common Stock outstanding as of June 30, 2022 and excludes, as of such date (unless otherwise specified).

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Risk Factors

The following is only a summary of the risks pertaining to our Company. Investment in our securities involves risks. You should carefully consider the following risk factors in addition to other information contained in this Offering Circular and other materials filed and furnished with the SEC. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute “forward-looking statements.”

Risks related to our business

 We are dependent upon management, key personnel, and consultants to execute our business plan.

Our success is heavily dependent upon the continued active participation of our current management team, especially our current executive officer. Loss of this individual could have a material adverse effect upon our business, financial condition, or results of operations. Further, our success and the achievement of our growth plans depends on our ability to recruit, hire, train, and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in our industry, and the loss of any of such persons, or an inability to attract, retain, and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on our business. If we are unable to attract and retain the necessary personnel, consultants, and advisors, it could have a material adverse effect on our business, financial condition, or operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulation and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

 Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs, including labor laws of non-USA jurisdictions, specifically Canadian federal and provincial statutes. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

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Increased costs could negatively affect our business.

An increase in the cost of raw materials could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials. To date, the sourcing and availability of raw materials has not been problematic and does not pose a significant risk to the Company, but the Company may be adversely affected by shortages of raw materials and/or an increase in their cost. In addition, energy cost increases could result in higher transportation, freight and other operating costs. We may not be able to increase our prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Computer, website, or information system breakdown could negatively affect our business.

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Additional financing may be necessary for the implementation of our growth strategy.

The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of our Common Stock.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company’s actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

•	whether the Company can obtain sufficient capital to sustain and grow its business
•	our ability to manage the Company's growth
•	whether the Company can manage relationships with key vendors and advertisers
•	demand for the Company's products and services
•	the timing and costs of new and existing marketing and promotional efforts and/or competition
•	the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
•	the overall strength and stability of domestic and international economies
•	consumer spending habits

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

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Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

We may be unable to manage our growth or implement our expansion strategy.

We may not be able to expand the Company's product and service offerings, the Company's markets, or implement the other features of our business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

Our business model is evolving.

Our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company Needs To Increase Brand Awareness

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Limitation on director liability.

The Company may provide for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering.

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Risks related to this Offering

We may undertake additional equity or debt financing that would dilute the shares in this offering.

The Company may undertake further equity or debt financing, which may be dilutive to existing shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of Common Stock subscribed for under this Offering.

An investment in the Common Stock is speculative and there can be no assurance of any return on any such investment.

An investment in the Company's Common Stock is speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Common Stock are offered on a “best efforts” basis and we may not raise the Maximum Amount being offered.

Since we are offering the shares on a "best efforts" basis, there is no assurance that we will sell enough Common Stock to meet our capital needs. If you purchase Shares in this Offering, you will do so without any assurance that we will raise enough money to satisfy the full Use Of Proceeds To Issuer which we have outlined in this Offering Circular or to meet our working capital needs.

 If the maximum offering is not raised, it may increase the amount of long-term debt or the amount of additional equity we need to raise.

There is no assurance that the maximum number of Shares in this Offering will be sold. If the maximum Offering amount is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our shareholders. Increasing the amount of additional equity that we will have to seek in the future will further dilute those investors participating in this Offering.

We may not be able to obtain additional financing.

Even if we are successful in selling the maximum number of Shares in the Offering, we may require additional funds to continue and grow our business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition and results of operations. If we need additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to our current shareholders and to you if you invest in this Offering.

The offering price has been arbitrarily determined.

The offering price of the shares has been arbitrarily established by us based upon our present and anticipated financing needs and bears no relationship to our present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the shares may not be indicative of the value of the shares or the Company, now or in the future.

The management of the Company has broad discretion in application of proceeds.

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

An investment in our Common Stock could result in a loss of your entire investment.

An investment in the Company's Common Stock offered in this Offering involves a high degree of risk and you should not purchase the Common Stock if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

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Sales of a substantial number of shares of our stock may cause the price of our stock to decline.

If our shareholders sell substantial amounts of our shares in the public market, shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for us to sell equity or equity related securities at a time and price that we deem reasonable or appropriate.

 We have made assumptions in our projections and in Forward-Looking Statements that may not be accurate.

The discussions and information in this Offering Circular may contain both historical and "forward- looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering Circular, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering Circular or in other reports issued by us or by third-party publishers.

You should be aware of the long-term nature of this investment.

Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the Securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

The Common Stock in this Offering have no protective provisions.

The Common Stock in this Offering have no protective provisions. As such, you will not be afforded protection by any provision of the Shares or as a Shareholder in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a 'liquidation event' or 'change of control' the Common Stock being offered do not provide you with any protection. In addition, there are no provisions attached to the Common Stock in the Offering that would permit you to require the Company to repurchase the Common Stock in the event of a takeover, recapitalization or similar transaction.

You will not have significant influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a very limited ability, if at all, to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or by managers of the Company. Accordingly, no person should purchase Shares unless he or she is willing to entrust all aspects of management to the Company.

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There is no guarantee of any return on your investment.

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Offering Circular and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Risks related to capital structure

Our stock price is volatile and our common stock could decline in value.

Our Common Stock is currently quoted for public trading on the OTCUS. The trading price of our Common Stock has been subject to wide fluctuations and may fluctuate in response to a number of factors, many of which will be beyond our control.

The following factors, in addition to factors that affect that market generally, could significantly affect our business, and the market price of our common stock could decline:

●	competitors announcing technological innovations or new commercial products;
●	competitors’ publicity regarding actual or potential products under development;
●	regulatory developments in the United States and foreign countries;
●	legal developments regarding spirits in the United States and foreign countries; and
●	public concern over the safety of therapeutic products.

If our common stock is determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

In addition, our common stock is subject to the so-called “penny stock” rules. The United States Securities and Exchange Commission (“SEC”) has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock is determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market.

We may issue additional shares of our Common Stock, and investment in our company is likely to be subject to substantial dilution.

Stockholders’ interests in the Company will be diluted and stockholders may suffer dilution in their net book value per share when we issue additional shares. Dilution is the difference between what investors pay for their stock and the net tangible book value per share immediately after the additional shares are purchased. Our financing activities in the past focused on convertible note financing that requires us to issue shares of Common Stock to satisfy principal, interest and any applicable penalties related to these convertible notes. When required under the terms and conditions of the convertible notes, we issue additional shares of Common Stock that have a dilutive effect on our stockholders. We anticipate that all or at least a substantial portion of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock and so any investment in the Company will likely be diluted, with a resulting decline in the value of our Common Stock.

Additional financing may not be available on terms acceptable to us, and our ability to raise capital through equity financing may be limited by the number of authorized shares of our Common Stock. In order to raise significant additional amounts from equity financing, we will need to seek, and have sought, stockholder approval to amend our Certificate of Incorporation to increase the number of authorized shares of our Common Stock, and any such amendment would require the approval of the holders of a majority of the outstanding shares of our Common Stock. If we are unable to obtain needed financing on acceptable terms, we may not be able to implement our business plan, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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Delaware law, our Certificate of Incorporation and our Bylaws provide for the indemnification of our officers and directors at our expense, and correspondingly limits their liability, which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors.

Our Certificate of Incorporation and By-Laws of the Company, as amended (the “Bylaws”) include provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. These provisions eliminate the personal liability of our directors and our shareholders for monetary damages arising out of any violation of a director of his fiduciary duty of due care, but do not affect a director’s liabilities under the federal securities laws or the recovery of damages by third parties.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the Delaware General Corporation Law, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

We do not intend to pay cash dividends on any investment in the shares of stock of our Company and any gain on an investment in our Company will need to come through an increase in our stock’s price, which may never happen.

We have never paid any cash dividends and currently do not intend to pay any cash dividends for the foreseeable future. To the extent that we require additional funding currently not provided for, our funding sources may prohibit the payment of a dividend. Because we do not currently intend to declare dividends, any gain on an investment in our Company will need to come through an increase in our Common Stock’s price. This may never happen, and investors may lose all of their investment in our Company.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Costs and expenses of being a reporting company under the Exchange Act are substantial and may continue to impede us from ever achieving profitability.

We are subject to the reporting requirements of the Exchange Act and aspects of the Sarbanes-Oxley Act. We expect that the requirements of these rules and regulations will continue to comprise a substantial portion of our legal, accounting and financial compliance costs, and to make some activities more difficult, time-consuming and costly, placing significant strain on our personnel, systems and resources.

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If we fail to remain current on our SEC reporting requirements, we could be removed from the OTCQB Venture Market, which would limit the ability of broker-dealers to sell our Common Stock and the ability of stockholders to sell their Common Stock in the secondary market.

Companies trading on the OTCUS must be reporting issuers under Section 12 of the Exchange Act, must be current in their filings under the Exchange Act, and must meet continued listing requirements to maintain price quotation privileges on the OTCUS. Our Common Stock could be downlisted from the OTCUS to the OTC Pink Sheets, because our Common Stock did not have a closing bid price of at least $0.01 per share once during a period of 30 consecutive trading days. The OTCUS Venture Market is recognized by the SEC as an established public market.

In the future, if we fail to remain current on our reporting requirements, or otherwise do not meet listing requirements, we could be downlisted from the OTCUS to the OTC Pink Sheets. The OTC Pink Sheets is the lowest and most speculative of the three over-the-counter marketplaces, and securities on the OTC Pink Sheets are more thinly and infrequently traded due to the more limited ability of broker-dealers and stockholders to buy or sell such securities. Accordingly, if we were forced to trade on the OTC Pink Sheets, the market for and liquidity of our Common Stock would be significantly diminished, and our ability to raise capital would be adversely impacted.

As a smaller reporting company and a non-accelerated filer, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects and may cause investors to find our Common Stock less attractive.

As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects. For instance, as a “smaller reporting company,” which is generally defined as a company with less than $250 million of public float or a company with less than $100 million in annual revenues and either no public float or a public float of less than $700 million, we may elect to provide simplified executive compensation disclosures in our filings and take advantage of other decreased disclosure obligations in our filings with the SEC, including being required to provide only two years of audited financial statements in our annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects. Additionally, under current SEC rules, we are not an “accelerated filer” and so not required to include an auditor attestation of the effectiveness of our internal control over financial reporting in our annual reports on Form 10-K. We cannot predict if investors will find our Common Stock less attractive because we may rely on these reduced requirements. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and the price of shares of our Common Stock may be more volatile.

Risks related to our industry

[●]

These provisions may discourage shareholder lawsuits or limit shareholders’ ability to obtain a favorable judicial forum in disputes with the Company and its directors, officers, or other employees.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

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Use of Proceeds

We are offering for sale up to [●] Common Stock, subject to the conditions set forth in “Securities Being Offered,” each Common Stock having a fixed price of $[●]. The Company is not conditioning this Offering on the sale of any minimum number of Common Stock, meaning that we will retain the proceeds from the sale of any of the offered Common Stock. This Offering is being conducted on a “best efforts” basis by through a registered broker-dealer that is admitted to membership in FINRA and SIPC. (See “Plan of Distribution”).

Sale of the Common Stock will commence within two calendar days after the Qualification Date. This Offering will end on the earliest of (i) the 180th day after the Qualification Date (though we may, in our sole discretion, extend this Offering one or more times), (ii) the date as of which all Common Stock offered by this Offering Circular have been sold and (iii) any such earlier time as we may determine in our sole discretion, regardless of the number of Units sold and the amount of capital raised. If all of the Units offered are purchased, our gross proceeds will be $25,000,000.

The following table sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them, assuming the sale of, respectively, 100%, 75% and 50% of the shares (based on our maximum offering amount of $25,000,000.00).

The Company cannot predict with certainty all of the particular uses for the proceeds from this Offering or the amounts that it will actually spend on the uses set forth above. The approximate amounts set forth above to describe the intended uses of proceeds are estimates subject to a variety of assumptions as well as trial design. The amounts and timing of the Company’s actual research and development expenditures will depend upon numerous factors, including the progress of these projects and the amount of funding actually raised. Accordingly, the Company’s management will have flexibility in applying the net proceeds of this Offering.

Assumed Percentage of Shares Sold by the Company	100%	75%	50%
Price to public	$25,000,000	$18,750,000	$12,500,000
Offering expenses	$2,500,000	$1,875,000	$1,250,000
Net proceeds	$22,500,000	$16,875,000	$11,250,000
Barrel allocation deposits	$6,750,000	$5,062,500	$3,375,000
Security Token Marketing	$2,812,500	$2,109,375	$1,406,250
Cask Investment Deed Marketing	$2,812,500	$2,109,375	$1,406,250
Barrel Portfolio Investment	$3,375,000	$2,531,250	$1,687,500
Strategic Distillery Partnerships	$2,250,000	$1,687,500	$1,125,000
Working capital and general corporate purposes	$4,500,000	$3,375,000	$2,250,000
Total use of proceeds	$22,500,000	$16,875,000	$11,250,000

19

We plan to use a significant portion of the net proceeds of this offering to put down deposits on barrel allocations with multiple distilleries. Securing barrel allocations over the next several years is a key component of our business plan for the purposes of pricing and fulfilment.

We also intend to use a significant portion of the net proceeds to expand our marketing and advertising for both our Cask Investment Deeds and Security Tokens. This will include media advertising (television and print), social media, digital videos and newsletters, influencers, and targeted marketing strategies. We expect to use a portion of the net proceeds to purchase barrels of whiskey for our investment portfolio. We expect to use a portion of the net proceeds in order to form strategic partnerships with multiple distilleries in order to ensure future allocations, reduced pricing and overall growth.

The remaining net proceeds will be used for working capital and general corporate purposes, which include amounts required to pay officers’ salaries, consulting fees, professional fees, ongoing public reporting costs, computer equipment costs, office-related expenses and other corporate expenses.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

 Pending use of the proceeds of this offering, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments. We currently anticipate that the net proceeds of this offering, assuming the maximum offering amount is raised, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least 24 months (assuming the sale of 50% of the shares in this offering) and 48 months (assuming the sale of the maximum offering amount in this offering) following the closing of this offering.

In the event we do not sell all of the shares, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted with respect to their percentage ownership in our company. In all events, there can be no assurance that additional financing would be available to us when desired or needed and, if available, on terms acceptable to us.

Dilution

If you purchase shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share of Common Stock in the Unit in this Offering and the negative net tangible book value per share of our Common Stock after this Offering. In addition, you may be further diluted by conversions of convertible notes into Common Stock, forgiveness or exchange of accounts payable or accrued expenses for Common Stock, exercise of options and warrants and by future offerings of SCC’s Common Stock or other equity-linked securities or instruments that may convert or exercise into Common Stock.

Plan of Distribution

General

We are offering up to [●] Common Stock on a “best efforts” basis. There is no minimum investment amount.

In addition this Offering Circular, we may use our existing website, www.spiritscap.com, blogs, and other social media to provide notification of the Offering. Persons who desire information will be directed to a landing page operated by us where a copy of this Offering Circular may be downloaded. This Offering Circular and any supplemental disclosure or disclosures will be furnished to prospective investors via download 24 hours per day, 7 days per week on our website. This Offering Circular and any supplemental disclosure or disclosures are also available at www.SEC.gov. Prospective investors may also request copies of this Offering Circular and any supplemental disclosure or disclosures directly from us or from our broker-dealer, Dalmore.

20

In order to subscribe to purchase the Shares, a prospective investor must complete a Subscription Agreement. Upon submission to Spirits or the broker-dealer , Spirits and/or the broker-dealer will review the submitted Subscription Agreement and the Company may accept or reject such Subscription Agreement in its sole discretion. If accepted, the subscribing investor will be provided payment instructions to send payment by wire transfer or ACH. The investor qualification questionnaire section of the Subscription Agreement requires investors to answer certain questions to determine if they are accredited investors as that term is defined in Rule 501 under the Securities Act and are eligible to invest in the Offering in the amount subscribed or are otherwise eligible to invest in the Offering.

There will be no escrow and investor funds will not be held in an escrow account. All subscribers will be instructed by us or our agents to transfer funds by wire or ACH transfer directly to one of our bank accounts. We may terminate the offering at any time for any reason at our sole discretion. Investors should understand that if they remit funds and their Subscription Agreement is not accepted, their funds will be returned and they will not be deemed an investor in the Company and their subscription will be deemed null and void ab initio.

We may close on investments on a “rolling” basis (so not all investors will receive their Shares on the same date). The Shares will be sold for cash or may be issued as repayment of accounts payable, accrued expenses, principal on promissory notes, convertible or otherwise, inclusive or exclusive of interest, or other liabilities, all or any of which might occur without notice to subscribers, and would only occur pursuant to Subscription Agreements accepted by the Company. There is a “Closing” each time we accept funds or the application of non-cash consideration in exchange for Shares. Only Shares offered for cash will be issued and sold at the first closing. Upon a Closing for funds tendered by investors, the funds will be immediately available to us for our use. The Offering will terminate at the earlier of: (a) the sale of all [●] Shares offered hereby, (b) [●], 202*, or (c) when the Company’s board of directors elects to terminate the Offering.

Broker-Dealer and Broker-Dealer Compensation

[●]

The Company has engaged Dalmore Group, LLC (“Dalmore”), a broker-dealer registered with the Commission and a member of FINRA, to act as the broker-dealer of record for this Offering, but not for underwriting or placement agent services. As compensation, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the Offering to support the Offering on all invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has paid Dalmore a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the Company. In addition, the Company will pay a one time $20,000 consulting fee that will be due immediately after FINRA issues a No Objection Letter.

The term of the Engagement Agreement is 12 months (the “Engagement Period”) and will renew automatically for successive renewal terms of 12 months each unless any party provides notice to the other party of non-renewal at least 60 days prior to the expiration of the Engagement Period.

21

Selling Shareholders

None.

Business

 Overview of the Company

Spirits Capital Corporation is a Delaware company formed on December 5, 1995. The Company is the holding company for a technology-driven sponsor of securitized tokens, alternative investments, and securitizations for the spirits industry.

The Company has two wholly-owned subsidiaries. Spirits Global, Inc. is a company organized in Delaware on May 7, 2018, which engages is the sale of The Cask Investment Deed is an alternative investment that provides a fixed return over a fixed period of time. Each Cask Investment Deed is secured by one barrel of newly-filled (less than one year) of aging Premium American Whiskey, which is held in a secure bonded facility and insured of the hold period of the investment.

Spirits Whiskey Tokens, Inc. is a company organized in Wyoming on February 22, 2022. The company operates as a platform administrator for alternative investments opportunities in the spirits industry.

Our Competitive Strength

We believe that we differentiate ourselves from our competition and will be able to grow our business as a result of combining new age technology with one of the most consistently performing asset classes available today. Barreled whiskey has outperformed the S&P 500 by over 68% over the past ten years.1 Our proprietary technology aligns with strong consumer demand for premium distilled spirits, creating an open, safe, and secure marketplace to capitalize on the future of Premium American Whiskey.

Marketing

[●]

See “Risk Factors—Risks related to our business—We may not be able to successfully develop and commercialize our product candidates and technologies.”

Employees

As of [●], 2022 the Company employs 6 full-time employees.

Technology Rights

[●]

Properties

[●]

Legal Proceedings

From time to time, the Company may be involved in legal proceedings or may be subject to other claims against it. The results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, the could have an adverse impact on the Company’s business because of defense and settlement costs, diversion of resources and other factors. The Company is not currently subject to any material claims against it, nor is it involved in any legal proceedings.

22

Management’s Discussion and Analysis of Financial Condition and Results of Operations

 This Management’s Discussion and Analysis of Financial Condition and Results of Operations contain certain forward-looking statements. Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events; are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. We undertake no obligation to publicly update or revise any forward-looking statements, including any changes that might result from any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements

Critical Accounting Policies

The following discussions are based upon our financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingencies. We continually evaluate the accounting policies and estimates used to prepare the financial statements. We base our estimates on historical experiences and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management.

Business Overview

Spirits Capital Corporation, a Delaware corporation (the “Company” or “Spirits Capital”), is a platform providing secured purchase of premium American Whiskey while maturing. The objectives of the company development was a vision to create an open, safe and secure marketplace for value hunters who want to capitalize on the strong and promising future of this spirit.

Going Concern Uncertainty

As shown in the accompanying financial statements, the Company generated net losses of $30,327,082 and $48,695,108 during the six months ended June 30, 2022 and the year ended December 31, 2021, respectively. The Company did not generate any revenue from product sales during the six months ended June 30, 2022 and the year ended December 31, 2021. As of June 30, 2022, the Company’s current liabilities exceeded its current assets by $58,848. As of June 30, 2022, the Company had $360,327 of cash.

The Company will require additional funding during the next twelve months to finance the growth of its current operations and achieve its strategic objectives. These factors, as well as the uncertain conditions that the Company faces relative to capital raising activities, create substantial doubt as to the Company’s ability to continue as a going concern. The Company is seeking to raise additional capital principally through private placement offerings and is targeting strategic partners in an effort to finalize the development of its products and begin generating revenues. The ability of the Company to continue as a going concern is dependent upon the success of future capital offerings or alternative financing arrangements and expansion of its operations. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management is actively pursuing additional sources of financing sufficient to generate enough cash flow to fund its operations through calendar year 2022. However, management cannot make any assurances that such financing will be secured.

23

Results of Operations

Revenues

To date, the Company has not generated any operating revenues.

Operating Expenses

Selling, general and administrative expenses for three months ended June 30, 2022 increased by $125,610, or 383%, to $158,416 from $32,806 for the three months ended June 30, 2021. The increase primarily consisted of an increase in the company’s operations, which have included leasing an office as well as the additional expenses of operating from the office.

Selling, general and administrative expenses for six months ended June 30, 2022 increased by $251,167, or 537%, to $297,926 from $46,759 for the six months ended June 30, 2021. The increase primarily consisted of an increase in the company’s operations, which have included leasing an office as well as the additional expenses of operating from the office.

Payroll related expenses for three months ended June 30, 2022, decreased by $23,462, or 22%, to $81,788 from $105,250 for the three months ended June 30, 2021. The decrease is a result of a restructured employment agreement with a company executive that resulted in a decreased salary.

Payroll related expenses for six months ended June 30, 2022, decreased by $60,962, or 29%, to $149,538 from $210,500 for the six months ended June 30, 2021. The decrease is a result of a restructured employment agreement with a company executive that resulted in a decreased salary.

Professional fees for the three months ended June 30, 2022, decreased by $77,929 to $2,217 from $80,146 for the three months ended June 30, 2021. This decrease primarily consisted of decreased legal expenditures.

Professional fees for the six months ended June 30, 2022, decreased by $58,928 to $82,718 from $141,646 for the six months ended June 30, 2021. This decrease primarily consisted of decreased legal expenditures.

Stock based compensation for three months ended June 30, 2022, increased to $271,100 from $0 for the three months ended June 30, 2021. This increase is primarily due to the value of common stock issued for new services.

Stock based compensation for six months ended June 30, 2022, increased to $29,796,900 from $0 for the six months ended June 30, 2021. This increase is primarily due to the value of common stock issued for new services.

Other Income (Expense)

For the three months ended June 30, 2022, we had other expense of $30,818 compared to other income of $0 for the same period in 2021. This increase in other income primarily consisted of an increase in interest expense of $30,818 due to an increase in borrowings.

For the six months ended June 30, 2022, we had other expense of $39,136 compared to other income of $0 for the same period in 2021. This increase in other income primarily consisted of an increase in interest expense of $39,136 due to an increase in borrowings.

Net Loss

As a result of the above, we reported a net loss of $544,339 and $218,202 for the three months ended June 30, 2022 and 2021, respectively.

As a result of the above, we reported a net loss of $30,366,218 and $398,905 for the six months ended June 30, 2022 and 2021, respectively.

24

Liquidity and Capital Resources

We require working capital to fund the continued development and commercialization of our proprietary fiber optic sensing devices, and for operating expenses. During the three months ended June 30, 2022, we had $838,200 in new cash proceeds compared to the three months ended June 30, 2021, when we had $110,000 in new cash proceeds.

As of June 30, 2022, we had cash of $360,327, compared to $22,279 as of June 30, 2021. We currently do not have sufficient cash to fund our operations for the next 12 months and will require additional funding during the next twelve months to finance the growth of its current operations and achieve its strategic objectives. The Company is seeking to raise additional capital principally through private placement offerings and is targeting strategic partners in an effort to finalize the development of its products and begin generating revenues. Management is actively pursuing additional sources of financing sufficient to generate enough cash flow to fund its operations through calendar year 2022. Currently, loans from banks or other lending sources for lines of credit or similar short-term borrowings are not readily available to us. We have been able to raise working capital to fund operations through the issuances of convertible notes or obtained through the issuance of our restricted common stock. As of June 30, 2022, our current liabilities exceeded our current assets by $58,848.

Our executive officers and our Board of Directors review our sources and potential uses of cash in connection with our annual budgeting process and whenever circumstances warrant. Generally speaking, our principal funding source is cash from financing activities, and our principal cash requirements include loans to our operating subsidiaries, operating expenses, and capital expenditures

SPIRITS CAPITAL CORPORATION

Consolidated Balance Sheets

	June 30, December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$360,327	$22,279
Inventory	339,900	—
Deposits	23,997	23,997
Prepaid expense	203,500	50,000
TOTAL CURRENT ASSETS	927,724	96,276
Operating lease right-of-use	550,094	599,820
Furniture and Equipment, net	53,058	42,223
TOTAL ASSETS	$1,530,876	$738,319

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$389,814	$478,537
Accrued liabilities	522,507	433,689
Operating lease liability, current portion	74,251	70,228
TOTAL CURRENT LIABILITIES	986,572	982,454

Note payable	230,000	230,000
Operating lease liability, long term portion	475,844	529,587
Other long term liabilities	472,500	—
TOTAL LIABILITIES	2,164,916	1,742,041

Commitments and contingencies

STOCKHOLDERS’ DEFICIT:
Preferred stock (par value $0.01; 1,000,000 shares authorized; 0 issued and outstanding at June 30, 2022 and December 31, 2021, respectively)	—	—
Common stock (par value $0.0001), 500,000,000 and 250,000,000 shares authorized, 93,411,220 and 61,676,320 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	10,322	6,249
Paid-in capital in excess of par value	84,637,439	53,905,612
Accumulated deficit	(85,281,801)	(54,915,583)
TOTAL STOCKHOLDERS’ DEFICIT	(634,040)	(1,003,722)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,530,876	$738,319

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash	$22,279	$63,800
Deposits	23,997
Other receivable		1,000
Prepaid expense	50,000	50,000
TOTAL CURRENT ASSETS	96,276	114,800
Operating lease right-of-use	599,820
Furniture and Equipment	42,223
TOTAL ASSETS	$738,319	$114,800
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$478,537	$368,095
Accrued liabilities	433,689	783,069
Operating lease liability, current portion	70,228
TOTAL CURRENT LIABILITIES	982,454	1,151,164
Note payable	230,000	120,000
Operating lease liability, long term portion	529,587
TOTAL LIABILITIES	1,742,041	1,271,164
Commitments and contingencies
STOCKHOLDERS' DEFICIT:
Preferred stock (par value $0.01; 1,000,000 shares authorized; 0 issued and outstanding at December 31, 2021 and 2020, respectively)
Common stock (par value $0.0001), 500,000,000 and 250,000,000 shares authorized, 61,676,320 and 91,320 shares issued and outstanding at December 31, 2021 and 2020, respectively	6,249	91
Paid-in capital in excess of par value	53,905,612	5,064,020
Accumulated deficit	(54,915,583)	(6,220,475)
TOTAL STOCKHOLDERS' DEFICIT	(1,003,722)	(1,157,364)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$738,319	$114,800

See accompanying notes to consolidated financial statements.

25

Cash Flows From Operating Activities

During the six months ended June 30, 2022, net cash used by operating activities was $484,713, resulting from our net loss of $30,366,218 and an increase in expenses, including increase in stock based compensation of $29,796,900, operating lease liabilities of $49,726 and an increase in depreciation of $4,604. These increases were offset by changes in our operating assets and liabilities, including a decrease in accounts payable of $88,723, an increase in prepaid expenses of $53,500, an increase in inventory of $339,900, and an increase in accrued liabilities of $88,818.

By comparison, during the six months ended June 30, 2021, net cash used by operating activities was $121,928, resulting from our net loss of $398,905 offset by increases in accounts payable of $130,477 and accrued liabilities of $146,500.

SPIRITS CAPITAL CORPORATION

Consolidated Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
REVENUES	$—	$—	$—	$—
OPERATING EXPENSES:
General and administrative	158,416	32,806	297,926	46,759
Salaries	81,788	105,250	149,538	210,500
Stock based compensation	271,100	—	29,796,900	—
Professional fees	2,217	80,146	82,718	141,646
TOTAL OPERATING EXPENSES	513,521	218,202	30,327,082	398,905

OPERATING LOSS	(513,521)	(218,202)	(30,327,082)	(398,905)

OTHER EXPENSE
Interest expense	(30,818)	—	(39,136)	—
TOTAL OTHER EXPENSE	(30,818)	—	(39,136)	—
LOSS BEFORE PROVISION FOR INCOME TAXES	(544,339)	(218,202)	(30,366,218)	(398,905)
PROVISION FOR INCOME TAXES	—	—	—	—
NET LOSS	(544,339)	(218,202)	(30,366,218)	(398,905)

LOSS PER SHARE:
Basic and Diluted	$(0.01)	$(2.42)	$(0.38)	$(4.21)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and Diluted	93,081,594	90,229	79,334,306	90,229

	For the Year Ended December 31,
	2021	2020
REVENUES	$—	$—
OPERATING EXPENSES:
General and administrative	99,631	22,862
Salaries	356,416	793,069
Stock based compensation	48,745,125	3,624,900
Professional fees	105,333	843,598
TOTAL OPERATING EXPENSES	49,306,505	5,284,429

OPERATING LOSS	(49,306,505)	(5,284,429)

OTHER INCOME (EXPENSE)
Interest expense	(31,172)	(526,094)
Gain on the extinguishment of debt	642,569	—
TOTAL OTHER INCOME (EXPENSE)	611,397	(526,094)
LOSS BEFORE PROVISION FOR INCOME TAXES	(48,695,108)	(5,810,523)
PROVISION FOR INCOME TAXES	—	—

NET LOSS	(48,695,108)	(5,810,523)
LOSS PER SHARE:
Basic and Diluted	$(2.17)	$(70.81)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and Diluted	22,487,854	82,054

See accompanying notes to consolidated financial statements.

26

Cash Flows From Investing Activities

During the six months ended June 30, 2022, we had net cash used in investing activities of $15,439. During the six months ended June 30, 2021, net cash used by investing activities was $0.

Cash Flows From Financing Activities

During the six months ended June 30, 2022, net cash provided by financing activities was $838,200 which was comprised of proceeds from the sale of common stock from offering of $833,700. During the six months ended June 30, 2021, net cash used by financing activities was $110,000, which was comprised of proceeds from issuance of a notes payable of $110,000.

SPIRITS CAPITAL CORPORATION

Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(30,366,218)	$(398,905)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	4,604	—
Stock based compensation	29,796,900	—
Amortization of right of use assets	49,726	—
Changes in operating assets and liabilities:
Accounts payable	(88,723)	130,477
Prepaid expenses	(53,500)	—
Inventory	(339,900)	—
Accrued liabilities	88,818	146,500
Operating lease liability	423,580	—
Net cash used by operating activities	(484,713)	(121,928)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and equipment	(15,439)	—
Net cash used by investing activities	(15,439)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	4,500	110,000
Proceeds from sale of common stock	833,700	—
Net cash provided by financing activities	838,200	110,000
NET INCREASE (DECREASE) IN CASH	338,048	(11,928)
CASH, beginning of period	22,279	63,800
CASH, end of period	$360,327	$51,872
Non-cash finance and investing activities for the six months ended June 30:
Stock issued for prepaid expense	$100,000	$—
Stock issued for settlement of notes payable	5,300	—
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year ended December 31:
Interest	$—	$—
Income taxes	$—	$—

	For the Year Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(48,695,108)	$(5,810,523)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	501	—
Stock based compensation	48,795,125	4,783,023
Interest expense	—	10,000
Extinguishment of debt	(642,569)	—
Operating lease expense	(599,820)	—
Changes in operating assets and liabilities:
Deposits	(23,997)	—
Accounts payable	110,442	252,161
Accounts receivable	1,000	(1,000)
Prepaid expenses	—	(50,000)
Accrued liabilities	293,189	773,069
Operating lease liability	599,815	—
Net cash used by operating activities	(161,422)	(43,270)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and equipment Net cash used by investing activities	(42,724)	—
Net cash used by investing activities	(42,724)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party notes payable	—	107,032
Proceeds from sale of common stock	52,625	—
Proceeds from notes payable	110,000
Net cash provided by :financing activities	162,625	107,032
NET (DECREASE) INCREASE IN CASH	(41,521)	63,762
CASH, beginning of period	63,800	38
CASH, end of period	$22,279	$63,800
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year ended December 31:
Interest	$—	$—
Income taxes	$—	$—

See accompanying notes to consolidated financial statements.

27

Factors That May Affect Future Results

Management’s Discussion and Analysis contains information based on management’s beliefs and forward-looking statements that involve a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from the forward-looking statements as a result of various factors, including but not limited to, our ability to obtain the equity funding or borrowings necessary to market and launch our products, our ability to successfully serially produce and market our products; our success establishing and maintaining collaborative licensing and supplier arrangements; the acceptance of our products by customers; our continued ability to pay operating costs; our ability to meet demand for our products; the amount and nature of competition from our competitors; the effects of technological changes on products and product demand; and our ability to successfully adapt to market forces and technological demands of our customers.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our consolidated financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity capital expenditures or capital resources.

Recent Accounting Pronouncements

We have provided a discussion of recent accounting pronouncements in Note 1 to the Condensed Financial Statements.

Directors, Executive Officers & Corporate Governance

Directors and Executive Officers

The following table sets forth regarding our executive officers, directors and significant employees, including their ages as of the date of this Offering Circular:

[●]

Biographical Information

Todd Sanders, Chairman & Chief Executive Officer

Todd Sanders is the Chairman and Chief Executive Officer. He is intensely entrepreneurial, with extensive knowledge of the small to medium size enterprise market. Mr. Sanders has been one of the largest beneficial shareholders and has held directorships in multiple companies. He has assisted companies by assembling management teams, boards of directors and advisory boards, and formulating business, capital formation, and investor relations strategies for the companies. Mr. Sanders has a background in venture capital, investing, mergers & acquisitions, strategic planning and corporate finance. In his career Mr. Sanders has been a founder, executive, investor, board member, or consultant to over two dozen private and publicly traded companies with enterprise values in excess of four billion dollars ($4,000,000,000).

28

Reza Hashemi, Chief Technology Officer

Reza Hashemi is the CTO. An Edison Award winner, Reza is an inventor and entrepreneur specializing in technology development. Reza has an extensive experience in executive positions which has allowed him to bridge the gap between the tech and business worlds. Raised in Kuala Lumpur, Malaysia Reza studied Information Technology Management and simultaneously pioneered the very first digital networked rental car company, which he later sold in order to join ELC Technologies (one of the top one hundred (100) leading tech companies of the decade) in Singapore.

Thomas Seifert, Chief Financial Officer

Thomas Seifert has more than twenty (20) years of general management, global operations and financial management expertise. Since January 2006 to present, Mr. Seifert has served as a principal of Rocky Mountain Advisors Corp. where he provides management and financial advisory services. From 2007 to 2011, he served as Chief Financial Officer and a Board Member at World Surveillance Group where he was responsible for overseeing acquisitions, corporate strategy, treasury activities, tax planning, accounting, reporting, internal audit and investor relations. Furthermore, Mr. Seifert served as Chief Financial Officer for several companies including Triad Communications Group, a company that provides wireless equipment installation and design and project management services and for GlobalNet Corporation and Fusion Interactive Group, both public telecommunications companies.

Board of Directors

[●]

Committees of the Board

[●]

Executive Compensation

Compensation of the Directors and Executive Officers

We have no standard arrangement to compensate our directors for their services in their capacity. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board and executive compensation. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Summary Compensation Table

The following table represents information regarding the total compensation of our officers and directors for the year ended June 30, 2022

[●]

29

Certain Relationships and Related Party Transactions

The following table sets forth information regarding beneficial ownership of our Stock as of the date of this Offering Circular.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to Shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

[●]

Security Ownership of Management & Certain Security Holders

The following table sets forth the information concerning the number of outstanding shares of our Common Interests owned beneficially as of the date of this Offering Circular by (i) all Company executive officers and members of the Board as a group and (ii) each person who beneficially owns more than 10% of our Common Interests. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s). The Company has no other class of voting securities.

Unless otherwise indicated, the stockholders listed below possess sole voting and investment power with respect to the shares of Common Interests they own.

Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	52,483,500	0	56.19%
Todd Sanders (through New American Oak Trust)2	41,250,000	0	44.16%
Todd Sanders (through Two Eighty Seven, LLC)3	2,231,000	0	2.39%
Thomas Seifert (through Rocky Mountain Advisors Corp.)4	4,502,500	0	4.82%
Reza Hashemi5	4,500,000	0	4.82%
Frank Dominick (through Green Capital Management Limited)6	22,522,000	0	24.11%

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

 Legal and Disciplinary History of Our Executive Officers and Directors

 None of our executive officers or directors have any legal or disciplinary history.

30

Description of Securities

The following is a general description of our Common Stock and does not purport to be complete. For a complete description of the terms and provisions of our Common Stock, refer to the Company’s Second Restated Certificate of Incorporation, as amended to date (the “Certificate of Incorporation”) and By-Laws of the Company, as amended (the “Bylaws”), each of which is an exhibit incorporated by reference into the Offering Statement of which this Offering Circular is a part. This summary is qualified in its entirety by reference to these documents.

Authorized and Outstanding Capital Stock

[●]

Description of Common Stock

General. Each share of the Company’s Common Stock has the same rights and privileges. Holders of the Common Stock do not have any preferences or any preemptive, redemption, subscription, conversion or exchange rights. All outstanding shares of Common Stock are fully paid and non-assessable. The Company’s Common Stock is quoted on the OTCUS, under the symbol “SSCC.”

Voting Rights. [●]

Dividends. The Company has never paid cash dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. The payment of dividends, if any, will be determined by the Board of Directors in light of conditions then existing and may be paid on the Common Stock subject to the prior rights and preferences, if any, applicable to shares of preferred stock or any series of preferred stock, when and if declared by the Board of Directors, out of funds legally available therefor.

Liquidation and Distribution. If the Company voluntarily or involuntarily liquidates, dissolves or winds-up, or upon any distribution of assets, the holders of Common Stock will be entitled to receive, after distribution in full of the preferential amounts, if any, to be distributed to the holders of preferred stock or any series of preferred stock, all of the remaining assets available for distribution equally and ratably in proportion to the number of shares of Common Stock held by them.

Material Limitation or Qualification of Rights of Common Stock

Preferred Stock, Generally. [●]

Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws summarized below may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium over the market price for the Company’s securities.

Our Certificate of Incorporation and Bylaws provide: (i) that the Company may issue preferred stock with such powers, preferences, rights, qualifications, limitations, and restrictions as the Board of Directors may, without prior stockholder approval, establish, as described above; and (ii) that special meetings of stockholders may only be called by the chairman of the Board of Directors, the president, the secretary, a majority of the members of the Board of Directors or the holders of a majority of the shares of Common Stock then outstanding.

31

Dividend Policy

Spirits has never and currently does not intend to declare dividends on its Common Stock. Dividends may accrue, may be paid in cash or may be paid in-kind with respect to certain series of preferred stock, none of such series being currently outstanding.

Interests of Named Experts and Counsel

None.

Information Incorporated by Reference

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. We hereby incorporate by reference the following information or documents into this Offering Circular:

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this Offering Circular or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We urge you to carefully read this Offering Circular and the documents incorporated by reference herein, before buying any of the Shares being offered under this Offering Circular. This Offering Circular may add or update information contained in the documents incorporated by reference herein. To the extent that any statement that we make in this Offering Circular is inconsistent with statements made in the documents incorporated by reference herein, you should rely on the information in this Offering Circular and the statements made in this Offering Circular will be deemed to modify or supersede those made in the documents incorporated by reference herein.

You should rely only on the information contained in this Offering Circular or incorporated herein by reference. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular or incorporated herein by reference. You should not rely on any unauthorized information or representation. This Offering Circular is an offer to sell only the Shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this Offering Circular is accurate only as of the date on the front of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this Offering Circular, or any sale of a security.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this Offering Circular were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Upon written or oral request, we will provide you without charge a copy of any or all of the documents that are incorporated by reference into this Offering Circular, including but limited to financial statement information and exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Spirits Capital Corporation, Attention: Todd Sanders, 100 Bayview Circle, Suite 4100 Newport Beach, CA 92660, [●]@spiritscap.com  or (949) 674-0355. You may access this information at www.respirerx.com and at http://compliance-sec.com/secfilings/company/corx/filings.html.

Where You Can Find More Information

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1993, as amended, with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. We are currently required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

32

Financial Statements and Exhibits

SPIRITS CAPITAL CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

F-1

SPIRITS CAPITAL CORPORATION

Consolidated Balance Sheets

	June 30,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$360,327	$22,279
Inventory	339,900	—
Deposits	23,997	23,997
Prepaid expense	203,500	50,000
TOTAL CURRENT ASSETS	927,724	96,276
Operating lease right-of-use	550,094	599,820
Furniture and Equipment, net	53,058	42,223
TOTAL ASSETS	$1,530,876	$738,319

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$389,814	$478,537
Accrued liabilities	522,507	433,689
Operating lease liability, current portion	74,251	70,228
TOTAL CURRENT LIABILITIES	986,572	982,454
Note payable	230,000	230,000
Operating lease liability, long term portion	475,844	529,587
Other long term liabilities	472,500	—
TOTAL LIABILITIES	2,164,916	1,742,041

Commitments and contingencies

STOCKHOLDERS’ DEFICIT:
Preferred stock (par value $0.01; 1,000,000 shares authorized; 0 issued and outstanding at June 30, 2022 and December 31, 2021, respectively)	—	—
Common stock (par value $0.0001), 500,000,000 and 250,000,000 shares authorized, 93,411,220 and 61,676,320 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	10,322	6,249
Paid-in capital in excess of par value	84,637,439	53,905,612
Accumulated deficit	(85,281,801)	(54,915,583)
TOTAL STOCKHOLDERS’ DEFICIT	(634,040)	(1,003,722)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,530,876	$738,319

See accompanying notes to consolidated financial statements.

F-2

SPIRITS CAPITAL CORPORATION

Consolidated Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
REVENUES	$—	$—	$—	$—
OPERATING EXPENSES:
General and administrative	158,416	32,806	297,926	46,759
Salaries	81,788	105,250	149,538	210,500
Stock based compensation	271,100	—	29,796,900	—
Professional fees	2,217	80,146	82,718	141,646
TOTAL OPERATING EXPENSES	513,521	218,202	30,327,082	398,905

OPERATING LOSS	(513,521)	(218,202)	(30,327,082)	(398,905)

OTHER EXPENSE
Interest expense	(30,818)	—	(39,136)	—
TOTAL OTHER EXPENSE	(30,818)	—	(39,136)	—

LOSS BEFORE PROVISION FOR INCOME TAXES	(544,339)	(218,202)	(30,366,218)	(398,905)
PROVISION FOR INCOME TAXES	—	—	—	—
NET LOSS	(544,339)	(218,202)	(30,366,218)	(398,905)

LOSS PER SHARE:
Basic and Diluted	$(0.01)	$(2.42)	$(0.38)	$(4.21)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and Diluted	93,081,594	90,229	79,334,306	90,229

See accompanying notes to consolidated financial statements.

F-3

SPIRITS CAPITAL CORPORATION

Consolidated Statement of Changes in Stockholders’ Deficit

For the Periods Ended June 30, 2022 and 2021

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Paid Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders’ Deficit
Balance, December 31, 2021	—	$—	61,676,320	$6,249	$53,905,612	$(54,915,583)	$(1,003,722)
Issuance of common stock for cash and stock based compensation	—	—	31,190,500	4,019	30,187,481	—	30,191,500
Net loss	—	—	—	—	—	(29,821,879)	(29,821,879)
Balance, March 31, 2022	—	$—	92,866,820	$10,268	$84,093,093	$(84,737,462)	$(634,101)
Issuance of common stock for cash and stock based compensation	—	—	544,400	54	544,346	—	544,400
Net loss	—	—	—	—	—	(544,339)	(544,339)
Balance, June 30, 2022	—	$—	93,411,220	$10,322	$84,637,439	$(85,281,801)	$(634,040)

F-4

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Paid in Capital Excess of Par Value	Accumulated Deficit	Total Stockholders’ Deficit
Balance, December 31, 2020	—	$—	90,228,700	$90,229	$4,973,882	$(6,220,475)	$(1,156,364)
Net loss	—	—	—	—	—	(180,703)	(180,703)
Balance, March 31, 2021	—	$—	90,228,700	$90,229	$4,973,882	$(6,401,178)	$(1,337,067)
Adjustment for effects of reverse stock split	—	—	(90,138,471)	(90,139)	90,139	—	—
Net loss	—	—	—	—	—	(218,202)	(218,202)
Balance, June 30, 2021	—	$—	90,229	$90	$5,064,021	$(6,619,380)	$(1,555,269)

See accompanying notes to consolidated financial statements.

F-5

SPIRITS CAPITAL CORPORATION

Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(30,366,218)	$(398,905)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	4,604	—
Stock based compensation	29,796,900	—
Amortization of right of use assets	49,726	—
Changes in operating assets and liabilities:
Accounts payable	(88,723)	130,477
Prepaid expenses	(53,500)	—
Inventory	(339,900)	—
Accrued liabilities	88,818	146,500
Operating lease liability	423,580	—
Net cash used by operating activities	(484,713)	(121,928)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and equipment	(15,439)	—
Net cash used by investing activities	(15,439)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	4,500	110,000
Proceeds from sale of common stock	833,700	—
Net cash provided by financing activities	838,200	110,000
NET INCREASE (DECREASE) IN CASH	338,048	(11,928)
CASH, beginning of period	22,279	63,800
CASH, end of period	$360,327	$51,872
Non-cash finance and investing activities for the six months ended June 30:
Stock issued for prepaid expense	$100,000	$—
Stock issued for settlement of notes payable	5,300	—
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year ended December 31:
Interest	$—	$—
Income taxes	$—	$—

See accompanying notes to consolidated financial statements.

F-6

SPIRITS CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

For the periods ended June 30, 2022 and December 31, 2021

NOTE 1 – BASIS OF FINANCIAL STATEMENT PRESENTATION

Organization and Description of Business

Capital Beverage Corporation (“Capital Beverage”) was incorporated under the laws of the State of Delaware on December 5, 1995. On December 30, 2019, Monogram Global Inc. a Delaware corporation (“Monogram”) and (the “Company”) merged with and into Capital Beverage Corporation. On April 29, 2021, the Company approved an amendment to change the name of the corporation to Spirits Capital Corporation.

Spirits Capital Corporation is a platform providing secured purchase of premium American Whiskey while maturing. The objectives of the company development was a vision to create an open, safe and secure marketplace for value hunters who want to capitalize on the strong and promising future of this spirit.

On December 30, 2019, Capital Beverage entered into a Share Exchange Agreement (the “Agreement” or the (“Merger”) involving Capital Beverage as the surviving parent corporation and acquiring a privately held Delaware corporation known as Monogram Global Inc. With the change of control of the Company, the Merger is being be accounted for as a recapitalization in a manner similar to a reverse acquisition.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements of the Company include the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Our financial statements for the periods ended June 30, 2022 and December 31, 2021 include the accounts of Spirits Global, Inc.

Reclassifications

Certain amounts in the June 30, 2021 financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition, and revenues and expenses for the years then ended. Actual results may differ significantly from those estimates. Significant estimates made by management include, but are not limited to, the assumptions used to calculate stock-based compensation, derivative liabilities, preferred deemed dividend and common stock issued for services.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

F-7

Accounts receivable and allowance for doubtful accounts

The Company has a policy of reserving for questionable accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are offset against sales and relieved from accounts receivable, after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2022 and December 31, 2021, there were no allowance for doubtful accounts.

Property and Equipment

Property and equipment are capitalized and depreciated over their estimated economic useful lives. Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss. The Company had $53,058 and $42,223 of net property and equipment as of June 30, 2022 and December 31, 2021, respectively.

 Revenue Recognition

The Company currently has no revenues from its operations. We anticipate that revenues from product sales, net of estimated returns and allowances, will be recognized when evidence of an arrangement is in place, related prices are fixed and determinable, contractual obligations have been satisfied, title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured.

Inventories

Inventories are valued at the lower of cost or net realizable value. We value our inventories primarily using the first-in, first-out (FIFO) cost method. FIFO cost approximates current replacement cost. Because we age most of our whiskeys in barrels for three years or more, we sell only a portion of our whiskey inventory each year. Following industry practice, we classify all barreled whiskey as a current asset. We include warehousing, insurance, ad valorem taxes, and other carrying charges applicable to barreled whiskey in inventory costs.

Concentration of Credit Risk

The Company has no significant concentrations of credit risk.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

F-8

Derivative Financial Instruments

For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a lattice model, in accordance with ASC 815-15 “Derivative and Hedging” to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months after the balance sheet date.

Stock Based Compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718 which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with the requirements of FASB ASC 820, “Fair Value Measurements and Disclosures”. As defined in FASB ASC 820, the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilized the market data of similar entities in its industry or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. FASB ASC 820 established a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement) as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date and includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

F-9

Income Taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”) which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.  The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

The Company was incorporated in 2018, and the Company does not anticipate a tax liability for the year ended December 31, 2021.

Recently Issued Accounting Pronouncements

Although there are several other new accounting pronouncements issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN

As shown in the accompanying financial statements, the Company generated net losses of $30,327,082 and $48,695,108 during the six months ended June 30, 2022 and the year ended December 31, 2021, respectively. The Company did not generate any revenue from product sales during the six months ended June 30, 2022 and the year ended December 31, 2021. As of June 30, 2022, the Company’s current liabilities exceeded its current assets by $58,848.  As of June 30, 2022, the Company had $360,327 of cash.

F-10

The Company will require additional funding during the next twelve months to finance the growth of its current operations and achieve its strategic objectives. These factors, as well as the uncertain conditions that the Company faces relative to capital raising activities, create substantial doubt as to the Company’s ability to continue as a going concern. The Company is seeking to raise additional capital principally through private placement offerings and is targeting strategic partners in an effort to finalize the development of its products and begin generating revenues. The ability of the Company to continue as a going concern is dependent upon the success of future capital offerings or alternative financing arrangements and expansion of its operations. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management is actively pursuing additional sources of financing sufficient to generate enough cash flow to fund its operations through calendar year 2022. However, management cannot make any assurances that such financing will be secured.

NOTE 4 – NOTES PAYABLE

As of June 30, 2022 and December 31, 2021, respectively, there were $230,000 of promissory notes outstanding and accrued interest of $37,408 and $20,772.

Future minimum required payments over the next 5 years and thereafter are as follows:

Period ending December 31,
2022	$230,000
2023	—
2024	—
2025	—
2026 and after	—
Total	$230,000

NOTE 5 – OTHER LONG TERM LIABILITIES

Deed liabilities

As of June 30, 2022, the Company has entered into an Securities Purchase Agreement where the Company sold one unit representing 300 “Cask Investment Deeds” (”Deeds”) for the purchase price of $450,000.  Each Deed represents (i) the Deed of one (1) numbered newly-filled 200-liter barrel of unaged (i.e. aged for less than one year) premium American whiskey (collectively, the “Barrels of Unaged Premium Whiskey”), (ii) is valued at $1,500), (iii) is secured by blockchain technology and a Security Agreement, and (iv) is redeemable by the Purchaser after five (5) years from the date of issuance.

Each Cask Investment Deed shall mature five (5) years from the date of issuance at Closing (the “Maturity Date”).  On the Maturity Date, each Deed shall be redeemable by Purchaser (“Redemption”) at a redemption price of $2,625 per Deed.

In addition, each Deed will accrue a premium redemption price at a rate of 15% per annum (the “Pre-redemption Premium Price”).  On any day following the first anniversary of this Agreement (the “Pre-redemption Date”), the Company shall have the right to redeem (the “Pre-redemption”) any Deed contained in a Unit for the Per Deed Price plus the Pre-redemption Price.  The Pre-redemption Price shall be calculated on the basis of a 365-day year, counting the actual number of days elapsed between the date of sale of the Unit and the Pre-Redemption Date.  For example, if one Unit (300 Cask Investment Deeds) is redeemed at the end of year three (3) the net proceeds to the Purchaser would be $450,000 plus three years of the Pre-redemption Price (15% per annum or $202,500) for a total Pre-redemption of $652,500 for the one Unit redeemed.

As of June 30, 2022 and December 31, 2021 respectively, there was $450,000 and $0 of Deeds outstanding. As of June 30, 2022 and December 31, 2021 respectively, there was accrued interest of $22,500 and $0 related to the Deeds.

F-11

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED OTHER LIABILITIES

Accounts payable and accrued other liabilities consisted of the following:

	June 30, 2022	December 31, 2021
Accounts payable	$389,814	$478,537
Accrued liabilities	522,507	433,689
Total	$912,321	$912,226

NOTE 7 – PREFERRED STOCK

In accordance with the Company’s bylaws, the Company has authorized a total of 1,000,000 shares of preferred stock, par value $0.01 per share, for all classes. As of June 30, 2022 and December 31, 2021, there were no preferred shares issued and outstanding for all classes.

NOTE 8 – COMMON STOCK

In accordance with the Company’s bylaws, the Company has authorized a total of 500,000,000 shares of common stock, par value $0.0001 per share. As of June 30, 2022 and December 31, 2021, there were 93,411,220 and 61,676,320 common shares issued and outstanding.

On April 27, 2021, the Board of Directors of the Company unanimously adopted an amendment to the Company’s Articles of Incorporation to effect a reverse stock split at a ratio of 1-for-1,000 shares of Common Stock.

On July 8, 2021 the Company amended and restated its Certificate of Incorporation changing the authorized capital of the Corporation such that it is authorized to Issued 500,000,000 shares of common stock, par value $0.0001.

On July 15, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 250,000 shares of common stock for $250.

On July 16, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 41,250,000 shares of common stock for $4,125, valued at $41,250,000.

On July 21, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 6,500,000 shares of common stock for $6,500.

On September 30, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 500,000 shares of common stock for $500.

On November 17, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 5,000 shares of common stock for $5,000.

F-12

On November 23, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 5,000 shares of common stock for $5,000.

On November 30, 2021, the Company’s Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 50,000 shares of common stock, valued at $50,000.

On December 14, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreements where the Company issued 4,000,000 shares of common stock for $4,000.

On December 28, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreements where the Company issued 7,500,000 shares of common stock for $750, valued at $7,500,000.

On December 28, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 1,500,000 shares of common stock for $1,500.

On December 30, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 25,000 shares of common stock for $25,000.

On January 10, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 75,000 shares of common stock for $75,000.

On January 13, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 7,000,000 shares of common stock for $2,950, valued at $6,001,000.

On January 14, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 50,000 shares of common stock for $50,000.

On January 31, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 200,000 shares of common stock for $200,000.

On February 17, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 250,000 shares of common stock for $250,000.

On February 28, 2021, the Company’s Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 3,000 shares of common stock, valued at $3,000.

On March 22, 2022, the Company’s Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 10,000 shares of common stock, valued at $10,000.

On March 22, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreements where the Company issued 22,500,000 shares of common stock for $2,250, valued at $22,500,000.

On March 28, 2022, the Company’s Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 2,500 shares of common stock, valued at $2,500.

On March 28, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreements where the Company issued 1,000,000 shares of common stock for $1,000, valued at $1,000,000.

On March 31, 2022, the Company’s Board of Directors approved and the Company entered into a Legal Retainer where the Company issued 100,000 shares of common stock, valued at $100,000.

F-13

On April 4, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 50,000 shares of common stock for $50,000.

On April 18, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 50,000 shares of common stock for $50,000.

On April 21, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 25,000 shares of common stock for $25,000.

On May 17, 2022, the Company’s Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 100,000 shares of common stock, valued at $100,000.

On May 31, 2022, the Company’s Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 1,800 shares of common stock, valued at $1,800.

On June 1, 2022, the Company’s Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 159,800 shares of common stock, valued at $159,800 as well as 5,300 shares of common stock, valued at $5,300 as payment of a note payable.

On June 1, 2022, the Company’s Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 25,000 shares of common stock, valued at $25,000.

On June 29, 2022, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 127,500 shares of common stock for $127,500.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

COVID-19

On January 30, 2020, the World Health Organization (WHO) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spread globally beyond the point of origin. On March 20, 2020 the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of these condensed consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s combined financial condition, liquidity and future results of operations. Management is actively monitoring the impact of the global situation on its consolidated financial condition, liquidity, operations, suppliers, industry and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021 beyond the results presented in these condensed consolidated financial statements and this annual report.

Due to the impacts of COVID-19, we have seen an increase in recruiting and labor costs as well as delays in supply chain.

Lease Agreement

Effective October 1, 2021, a six-year lease was signed for 3,000 square feet for $124,200 annually, for our facilities in Newport Beach, California for $10,350 per month.

We monitor for events or changes in circumstances that require a reassessment of one of our leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

F-14

At June 30, 2022 and December 31, 2021, respectively, the Company had current operating lease liabilities of $74,251 and $70,228, respectively and long-term operating lease liabilities of $475,844 and $529,587, respectively, and right of use assets of $550,094 and $599,820, respectively.

Future minimum lease payments under these leases are as follows:

Years Ending December 31,	Minimum Lease Payment
2022	$42,020
2023	107,240
2024	133,080
2025	137,080
2026 and later	237,170
Total undiscounted future non-cancelable minimum lease payments	656,590
Less: Imputed interest	(106,496)
Present value of lease liabilities	$550,094
Weighted average remaining term	5.5

Net rent expense for the six months ended June 30, 2022 and 2021 were $81,112 and $0, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

On July 16, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 41,250,000 shares of common stock for $4,125 to related parties, valued at $41,250,000.

On December 28, 2021, the Company’s Board of Directors approved and the Company entered into Securities Purchase Agreements where the Company issued 7,500,000 shares of common stock for $750 to related parties, valued at $7,500,000. This transaction resulted in $7,499,250 in stock based compensation which is reflected in the consolidated statement of operations.

As of June 30, 2022 and December 31, 2021, the Company had accounts payable due to a related party of $3,144 and $49,510, respectively, and accrued salaries of $479,486 and $412,917, respectively. Those related party payable are non-interest bearing and due on demand.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated events occurring after the date of the accompanying unaudited consolidated balance sheets through the date the financial statements were issued and identified that no subsequent events occurred that it believes require disclosure.

F-15

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors Spirits Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Spirits Capital Corporation (the "Company") as of December 31, 2021, the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency at December 31, 2021. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Urish Popeck & Co., LLC

We have served as the Company's auditor since 2021. Pittsburgh, PA

March 29, 2022

F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Spirits Capital Corporation (formerly Capital Beverage Corporation)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Spirits Capital Corporation (formerly Capital Beverage Corporation) (the "Company") as of December 31, 2020, the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

As discussed in Note 3 to the consolidated financial statements, the Company's net losses, lack of revenues, and working capital deficiency raise substantial doubt about its ability to continue as a going concern for one year from the issuance of these financial statements. Management's plans are also described in Note 3. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Boyle CPA, LLC

We have served as the Company's auditor from 2020 to 2021 Bayville, NJ

March 29, 2022

F-17

SPIRITS CAPITAL CORPORATION

Consolidated Balance Sheets

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash	$22,279	$63,800
Deposits	23,997
Other receivable		1,000
Prepaid expense	50,000	50,000
TOTAL CURRENT ASSETS	96,276	114,800
Operating lease right-of-use	599,820
Furniture and Equipment	42,223
TOTAL ASSETS	$738,319	$114,800
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$478,537	$368,095
Accrued liabilities	433,689	783,069
Operating lease liability, current portion	70,228
TOTAL CURRENT LIABILITIES	982,454	1,151,164
Note payable	230,000	120,000
Operating lease liability, long term portion	529,587
TOTAL LIABILITIES	1,742,041	1,271,164
Commitments and contingencies
STOCKHOLDERS' DEFICIT:
Preferred stock (par value $0.01; 1,000,000 shares authorized; 0 issued and outstanding at December 31, 2021 and 2020, respectively)
Common stock (par value $0.0001), 500,000,000 and 250,000,000 shares authorized, 61,676,320 and 91,320 shares issued and outstanding at December 31, 2021 and 2020, respectively	6,249	91
Paid-in capital in excess of par value	53,905,612	5,064,020
Accumulated deficit	(54,915,583)	(6,220,475)
TOTAL STOCKHOLDERS' DEFICIT	(1,003,722)	(1,157,364)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$738,319	$114,800

See accompanying notes to consolidated financial statements.

F-18

SPIRITS CAPITAL CORPORATION

Consolidated Statements of Operations

	For the Year Ended December 31,
	2021	2020
REVENUES	$—	$—
OPERATING EXPENSES:
General and administrative	99,631	22,862
Salaries	356,416	793,069
Stock based compensation	48,745,125	3,624,900
Professional fees	105,333	843,598
TOTAL OPERATING EXPENSES	49,306,505	5,284,429

OPERATING LOSS	(49,306,505)	(5,284,429)

OTHER INCOME (EXPENSE)
Interest expense	(31,172)	(526,094)
Gain on the extinguishment of debt	642,569	—
TOTAL OTHER INCOME (EXPENSE)	611,397	(526,094)
LOSS BEFORE PROVISION FOR INCOME TAXES	(48,695,108)	(5,810,523)
PROVISION FOR INCOME TAXES	—	—

NET LOSS	(48,695,108)	(5,810,523)
LOSS PER SHARE:
Basic and Diluted	$(2.17)	$(70.81)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and Diluted	22,487,854	82,054

See accompanying notes to consolidated financial statements.

F-19

SPIRITS CAPITAL CORPORATION

Consolidated Statement of Changes in Stockholders' Deficit

For the Year Ended December 31, 2021 and 2020

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Paid in Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders' Deficit
Balance, December 31, 2019	—	$—	83,145	$83	$287,208	$(409,952)	$(122,661)
Stock based compensation	—	—	8,175	8	4,776,812	—	4,776,820
Net loss	—	—	—	—	—	(5,810,523)	(5,810,523)
Balance December 31, 2021	$—	—	91,320	$91	$5,064,020	$(6,220,475)	$(1,156,364)
Issuance of common stock for cash and stock based compensation	—	—	61,585,000	6,158	48,841,592	—	48,847,750
Net Loss	—	—	—	—	—	(48,695,108)	(48,695,108)
Balance, December 31, 2021	$—	—	61,676,320	$6,249	$53,905,612	$(54,915,583)	$(1,003,722)

See accompanying notes to consolidated financial statements.

F-20

SPIRITS CAPITAL CORPORATION

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(48,695,108)	$(5,810,523)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	501	—
Stock based compensation	48,795,125	4,783,023
Interest expense	—	10,000
Extinguishment of debt	(642,569)	—
Operating lease expense	(599,820)	—
Changes in operating assets and liabilities:
Deposits	(23,997)	—
Accounts payable	110,442	252,161
Accounts receivable	1,000	(1,000)
Prepaid expenses	—	(50,000)
Accrued liabilities	293,189	773,069
Operating lease liability	599,815	—
Net cash used by operating activities	(161,422)	(43,270)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and equipment Net cash used by investing activities	(42,724)	—
Net cash used by investing activities	(42,724)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party notes payable	—	107,032
Proceeds from sale of common stock	52,625	—
Proceeds from notes payable	110,000
Net cash provided by :financing activities	162,625	107,032
NET (DECREASE) INCREASE IN CASH	(41,521)	63,762
CASH, beginning of period	63,800	38
CASH, end of period	$22,279	$63,800
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year ended December 31:
Interest	$—	$—
Income taxes	$—	$—

See accompanying notes to consolidated financial statements.

F-21

SPIRITS CAPITAL CORPORATION

Notes to the Consolidated Financial Statements For the Years ended December 31, 2021 and 2020

NOTE 1 - BASIS OF FINANCIAL STATEMENT PRESENTATION

Organization and Description of Business

Capital Beverage Corporation ("Capital Beverage") was incorporated under the laws of the State of Delaware on December 5, 1995. On December 30, 2019, Monogram Global Inc. a Delaware corporation ("Monogram") and (the "Company") merged with and into Capital Beverage Corporation. On April 29, 2021, the Company approved an amendment to change the name of the corporation to Spirits Capital Corporation.

Spirits Capital Corporation is a platform providing secured purchase of premium American Whiskey while maturing. The objectives of the company development was a vision to create an open, safe and secure marketplace for value hunters who want to capitalize on the strong and promising future of this spirit.

On December 30, 2019, Capital Beverage entered into a Share Exchange Agreement (the "Agreement" or the ("Merger") involving Capital Beverage as the surviving parent corporation and acquiring a privately held Delaware corporation known as Monogram Global Inc. With the change of control of the Company, the Merger is being be accounted for as a recapitalization in a manner similar to a reverse acquisition.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The consolidated financial statements of the Company include the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Our financial statements as of December 31, 2021 and 2020 include the accounts of Spirits Global, Inc.

Reclassifications

Certain amounts in the December 31, 2020 financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition, and revenues and expenses for the years then ended. Actual results may differ significantly from those estimates. Significant estimates made by management include, but are not limited to, the assumptions used to calculate stock-based compensation, derivative liabilities, preferred deemed dividend and common stock issued for services.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

F-22

Accounts receivable and allowance for doubtful accounts

The Company has a policy of reserving for questionable accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are offset against sales and relieved from accounts receivable, after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, there were no allowance for doubtful accounts.

Property and Equipment

Property and equipment are capitalized and depreciated over their estimated economic useful lives. Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss. The Company had $42,223 and $0 of property and equipment as of December 31, 2021 and 2020, respectively.

Revenue Recognition

The Company currently has no revenues from its operations. We anticipate that revenues from product sales, net of estimated returns and allowances, will be recognized when evidence of an arrangement is in place, related prices are fixed and determinable, contractual obligations have been satisfied, title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured.

Concentration of Credit Risk

The Company has no significant concentrations of credit risk.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 ("Related Party Disclosures"). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Derivative Financial Instruments

For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a lattice model, in accordance with ASC 815-15 "Derivative and Hedging" to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months after the balance sheet date.

F-23

Stock Based Compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718 which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Beneficial Conversion Features

The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible note payable and may not be settled in cash upon conversion, is treated as a discount to the convertible note payable. This discount is amortized over the period from the date of issuance to the date the note is due using the effective interest method. If the note payable is retired prior to the end of its contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with the requirements of FASB ASC 820, "Fair Value Measurements and Disclosures". As defined in FASB ASC 820, the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilized the market data of similar entities in its industry or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. FASB ASC 820 established a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement) as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 - Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date and includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

F-24

Income Taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, "Accounting for Income Taxes" ("ASC 740-10") which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, "Definition of Settlement", which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

The Company was incorporated in 2018, and the Company does not anticipate a tax liability for the year ended December 31, 2021. The Company had no tax liability as of December 31, 2020.

Recently Issued Accounting Pronouncements

Although there are several other new accounting pronouncements issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its financial position or results of operations.

F-25

NOTE 3 - GOING CONCERN

As shown in the accompanying financial statements, the Company generated net losses of $48,695,108 and $5,810,523 during the years ended December 31, 2021 and 2020, respectively. The Company did not generate any revenue from product sales during the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company's current liabilities exceeded its current assets by $886,178. As of December 31, 2021, the Company had $22,279 of cash.

The Company will require additional funding during the next twelve months to finance the growth of its current operations and achieve its strategic objectives. These factors, as well as the uncertain conditions that the Company faces relative to capital raising activities, create substantial doubt as to the Company's ability to continue as a going concern. The Company is seeking to raise additional capital principally through private placement offerings and is targeting strategic partners in an effort to finalize the development of its products and begin generating revenues. The ability of the Company to continue as a going concern is dependent upon the success of future capital offerings or alternative financing arrangements and expansion of its operations. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management is actively pursuing additional sources of financing sufficient to generate enough cash flow to fund its operations through calendar year 2022. However, management cannot make any assurances that such financing will be secured.

NOTE 4- NOTES PAYABLE

On December 16, 2020, the Company entered into a promissory note with Tellson Equities, LLC. ("Tellson") issuing to Tellson a promissory note in the aggregate principal amount of $110,000 with a $10,000 original issue discount. The original issue discount of $10,000 was recorded as a charge to interest expense. The Company issued 400 shares of its common stock as an inducement to Tellson to enter into the note. The Company received $100,000 net cash. The Company was unable to repay the loan by its maturity date of March 15, 2021 and thus the Company is currently in default on the loan resulting in interest shall accrue on the unpaid balance at a rate of fifteen percent (15%) per annum.

On April 8, 2021, the Company entered into a promissory note with Tellson Equities, LLC. ("Tellson") issuing to Tellson a promissory note in the aggregate principal amount of $55,000 with a $5,000 original issue discount. The original issue discount of $5,000 was recorded as a charge to interest expense. The Company received $50,000 net cash. The Company was unable to repay the loan by its maturity date of June 15, 2021 and thus the Company is currently in default on the loan resulting in interest shall accrue on the unpaid balance at a rate of fifteen percent (15%) per annum.

On May 13, 2021, the Company entered into a promissory note with Tellson Equities, LLC. ("Tellson") issuing to Tellson a promissory note in the aggregate principal amount of $27,500 with a $2,500 original issue discount. The original issue discount of $2,500 was recorded as a charge to interest expense. The Company received $25,000 net cash. The Company was unable to repay the loan by its maturity date of July 15, 2021 and thus the Company is currently in default on the loan resulting in interest shall accrue on the unpaid balance at a rate of fifteen percent (15%) per annum.

On June 18, 2021, the Company entered into a promissory note with Tellson Equities, LLC. ("Tellson") issuing to Tellson a promissory note in the aggregate principal amount of $27,500 with a $2,500 original issue discount. The original issue discount of $2,500 was recorded as a charge to interest expense. The Company received $25,000 net cash. The Company was unable to repay the loan by its maturity date of September 15, 2021 and thus the Company is currently in default on the loan resulting in interest shall accrue on the unpaid balance at a rate of fifteen percent (15%) per annum.

As of December 31, 2021, and 2020, respectively, there were $230,000 and $120,000 of promissory notes outstanding and accrued interest of $20,772 and $0.

F-26

Future minimum required payments over the next 5 years and thereafter are as follows: Period ending December 31,

Period ending December 31,
2022	$230,000
2023	0
2024	0
2025	0
2026 and after	$0
Total	$230,000

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED OTHER LIABILITIES

Accounts payable and accrued other liabilities consisted of the following:

	December 31, 2021	December 31, 2020
Accounts payable	$478,537	$368,095
Accrued liabilities	433,689	783,069
Total	$912,226	$1,151,164

NOTE 6 - PREFERRED STOCK

In accordance with the Company's bylaws, the Company has authorized a total of 1,000,000 shares of preferred stock, par value $0.01 per share, for all classes. As of December 31, 2021 and 2020, there were no preferred shares issued and outstanding for all classes.

NOTE 7 - COMMON STOCK

In accordance with the Company's bylaws, the Company has authorized a total of 500,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2021 and 2020, there were 61,676,320 and 90,229 common shares issued and outstanding.

On December 16, 2020, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 400,000 shares of common stock, valued at $261,800, as an inducement for entering into the note.

On December 31, 2020, the Company's Board of Directors approved and the Company entered into a consulting agreement with an unrelated third-party for capital raising advisory services and business growth and development services. Upon signing of the Consulting Agreement, the Company agreed to issue 2,000,000 restricted shares of its common stock, valued at $2,000,000, to the consultant.

On December 31, 2020, the Company's Board of Directors approved and the Company entered into a consulting agreement ("Consulting Agreement") with an unrelated third-party for capital raising advisory services and business growth and development services. Upon signing of the Consulting Agreement, the Company agreed to issue 2,000,000 restricted shares of its common stock to the consultant (the "Consulting Shares", of which, 1,400,000 Consulting Shares are to be earned upon completion of certain milestones. The 600,000 Consulting Shares were valued at $600,000.

F-27

On December 31, 2020, the Company's Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 155,555 shares of common stock, valued at $28,000.

On December 31, 2020, the Company's Board of Directors approved and the Company entered into a Retainer Agreement where the Company issued 277,778 shares of common stock, valued at $50,000.

On December 31, 2020, the Company's Board of Directors approved and the Company entered into a Retainer Agreement where the Company issued 841,057 shares of common stock, valued at $555,098.

On December 31, 2020, the Company's Board of Directors approved and the Company entered into a revised employment agreement with the Company's CFO where the Company issued 2,500,000 shares of common stock, valued at $1,027,500.

On April 27, 2021, the Board of Directors of the Company unanimously adopted an amendment to the Company's Articles of Incorporation to effect a reverse stock split at a ratio of 1-for-1,000 shares of Common Stock.

On July 8, 2021 the Company amended and restated its Certificate of Incorporation changing the authorized capital of the Corporation such that it is authorized to Issued 500,000,000 shares of common stock, par value $0.0001.

On July 15, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 250,000 shares of common stock for $250.

On July 16, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 41,250,000 shares of common stock for $4,125, valued at $41,250,000.

On July 21, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 6,500,000 shares of common stock for $6,500.

On September 30, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 500,000 shares of common stock for $500.

On November 17, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 5,000 shares of common stock for $5,000.

On November 23, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 5,000 shares of common stock for $5,000.

On November 30, 2021, the Company's Board of Directors approved and the Company entered into an Advisory Agreement where the Company issued 50,000 shares of common stock, valued at $50,000.

On December 14, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreements where the Company issued 4,000,000 shares of common stock for $4,000.

On December 28, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreements where the Company issued 7,500,000 shares of common stock for $750, valued at $7,500,000.

On December 28, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 1,500,000 shares of common stock for $1,500.

On December 30, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 25,000 shares of common stock for $25,000.

F-28

NOTE 8 - COMMITMENTS AND CONTINGENCIES

COVID-19

On January 30, 2020, the World Health Organization (WHO) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spread globally beyond the point of origin. On March 20, 2020 the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of these condensed consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's combined financial condition, liquidity and future results of operations. Management is actively monitoring the impact of the global situation on its consolidated financial condition, liquidity, operations, suppliers, industry and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021 beyond the results presented in these condensed consolidated financial statements and this annual report.

Due to the impacts of COVID-19, we have seen an increase in recruiting and labor costs as well as delays in supply chain.

Lease Agreement

Effective October 1, 2021, a six-year lease was signed for 3,000 square feet for $124,200 annually, for our facilities in Newport Beach, California for $10,350 per month.

Such leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Variable expenses generally represent the Company's share of the landlord's operating expenses. The Company does not have any leases classified as financing leases.

The rate implicit in each lease is not readily determinable, and we therefore use our incremental borrowing rate to determine the present value of the lease payments. The weighted average incremental borrowing rate used to determine the initial value of right of use (ROU) assets and lease liabilities during the year ended December 31, 2021 was 6.00%, derived from borrowing rate, as obtained from the Company's current lenders. Right of use assets for operating leases are periodically reduced by impairment losses. We use the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment - Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize. As of December 31, 2020, we have not recognized any impairment losses for our ROU assets.

We monitor for events or changes in circumstances that require a reassessment of one of our leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

At December 31, 2021, the Company had current and long-term operating lease liabilities of $70,228 and $529,587, respectively, and right of use assets of $599,820.

F-29

Future minimum lease payments under these leases are as follows:

Years Ending December 31,	Minimum Lease Payment
2022	104,120
2023	107,240
2024	133,080
2025	137,080
2026 and later	237,170
Total undiscounted future non-cancelable minimum lease payments	718,690
Less: Imputed interest	(118,875)
Present value of lease liabilities	599,815
Weighted average remaining term	6

Net rent expense for the years ended December 31, 2021 and 2020 were $23,586 and $0, respectively.

NOTE 9- INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2021 and 2020 differs from the amount which would be expected as a result of applying the statutory tax rates to the losses before income taxes due primarily to the valuation allowance to fully reserve net deferred tax assets.

The following table summarizes the significant differences between statutory rates for the years ended December 31, 2021 and 2020:

	2021	2020
Statutory tax rate:
U.S.	21.00%	21.00%
State taxes	8.70%	8.70%
Change in valuation allowance:	(29.70)%	(29.70)%
	—%	—%

The Company's deferred tax assets and liabilities as of December 31, 2021 and 2020 are as follows:

	2021	2020
Deferred Tax Assets:
Net operating profits/losses	$5,800,000	$5,811,000
Intangible assets	—	—
Less: Valuation allowance	5,800,000	(5,811,000)
Net deferred asset	$—	$—

F-30

The Company calculates its income tax expense by estimating the annual effective tax rate and applying that rate to the year-to-date ordinary income (loss) at the end of the period. The Company records a tax valuation allowance when it is more likely than not that it will not be able to recover the value of its deferred tax assets. The Company had $0 and $0 income tax expense based on its profits/losses for the years ended December 31, 2021 and 2020, respectively.

NOTE 10 - RELATED PARTY TRANSACTIONS

On July 16, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 41,250,000 shares of common stock for $4,125 to related parties, valued at $41,250,000. This transaction resulted in $41,245,875 in stock based compensation which is reflected in the consolidated statement of operations.

On December 28, 2021, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreements where the Company issued 7,500,000 shares of common stock for $750 to related parties, valued at $7,500,000. This transaction resulted in $7,499,250 in stock based compensation which is reflected in the consolidated statement of operations.

As of December 31, 2021, the Company had accounts payable due to a related party of $49,510 and accrued salaries of $412,917. Total related party payments due as of December 31, 2021 and December 31, 2020 are $462,427 and $407,518, respectively. Those related party payable are non-interest bearing and due on demand.

NOTE 11 - SUBSEQUENT EVENTS

The Company evaluated events occurring after the date of the accompanying unaudited condensed consolidated balance sheets through the date the financial statements were issued and identified that the following subsequent events that it believes require disclosure:

On January 10, 2022, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 75,000 shares of common stock for $75,000.

On January 13, 2022, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 7,000,000 shares of common stock for $2,950.

On January 14, 2022, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 50,000 shares of common stock for $50,000.

On January 31, 2022, the Company's Board of Directors approved and the Company issued 3,000 shares of common stock as an advisory fee valued at $3,000.

On January 31, 2022, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreements where the Company issued 22,700,000 shares of common stock for $202,250.

On February 28, 2022, the Company's Board of Directors approved and the Company entered into Securities Purchase Agreement where the Company issued 250,000 shares of common stock for $250,000.

F-31

SPIRITS CAPITAL CORPORATION

Best Efforts Offering of

$25,000,000.00 Maximum Offering Amount ([●] Shares of Common Stock)

OFFERING CIRCULAR

_________________, 2022

II-1

Item 16. Index to Exhibits

Exhibit Number	Description of Document
1.1	Plan of the Underwriting Agreement*
3.1	Amended Articles of Incorporation*
3.2	Bylaws*
4.1	Securities Purchase Agreement dated July 15, 2021, valued at $250.*
4.2	Securities Purchase Agreement dated July 16, 2021, valued at $41,250,000.*
4.3	Securities Purchase Agreement dated July 21, 2021, valued at $6,500.*
4.4	Securities Purchase Agreement dated September 30, 2021, valued at $500.*
4.5	Securities Purchase Agreement dated November 17, 2021, valued at $5,000.*
4.6	Securities Purchase Agreement dated November 23, 2021, valued at $5,000.*
4.7	Advisory Agreement dated November 30, 2021, valued at $50,000.*
4.8	Securities Purchase Agreement dated December 14, 2021, valued at $4,000.*
4.9	Securities Purchase Agreement dated December 28, 2021, valued at $7,500,000.*
4.10	Securities Purchase Agreement dated December 28, 2021, valued at $1,500.*
4.11	Securities Purchase Agreement dated December 30, 2021, valued at $25,000.*
4.12	Securities Purchase Agreement dated January 10, 2022, valued at $75,000.*
4.13	Securities Purchase Agreement dated January 13, 2022, valued at $6,001,000.*
4.14	Securities Purchase Agreement dated January 14, 2022, valued at $50,000.*
4.15	Securities Purchase Agreement dated January 31, 2022, valued at $200,000.*
4.16	Securities Purchase Agreement dated February 17, 2022, valued at $250,000.*
4.17	Advisory Agreement dated February 28, 2021, valued at $3,000.*
4.18	Advisory Agreement dated March 22, 2022, valued at $10,000.*
4.19	Securities Purchase Agreement dated March 22, 2022, valued at $22,500,000.*
4.20	Advisory Agreement dated March 28, 2022, valued at $2,500.*
4.21	Securities Purchase Agreement dated March 28, 2022, valued at $1,000,000.*
4.21	Securities Purchase Agreement dated March 31, 2022, valued at $100,000.*
4.22	Securities Purchase Agreement dated April 4, 2022, valued at $50,000.*
4.23	Securities Purchase Agreement dated April 18, 2022, valued at $50,000.*
4.24	Securities Purchase Agreement dated April 21, 2022, valued at $25,000.*
4.25	Advisory Agreement dated May 17, 2022, valued at $100,000.*
4.26	Advisory Agreement dated May 31, 2022, valued at $1,800.*
4.27	Advisory Agreement dated June 1, 2022, valued at $159,800 and $5,300.*
4.28	Advisory Agreement dated June 1, 2022, valued at $25,000.*
4.29	Securities Purchase Agreement dated June 29, 2022, valued at $127,500.*
11.1	Consent of Individually Registered Public Accounting Firm*

*Exhibits Shall be filed by Amendment.

II-2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the [●] day of [●], 2022.

SPIRITS CAPITAL CORPORATION

By:	/s/
Todd Sanders
President, Chief Executive Officer and Chairman

Pursuant to the requirements of Regulation A, this Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	President, Chief Executive Officer and Chairman; Principal	[●] day of [●], 2022
Todd Sanders	Executive Officer

/s/	Chief Financial Officer	[●] day of [●], 2022
Thomas Seifert

/s/	Chief Technology Officer	[●] day of [●], 2022
Reza Hashemi

**** By:	/s/
Ross D. Carmel
Attorney-in-Fact
3

1 Source: Distilled Spirits Council of the United States 2021 Economic Briefing

2 100 Bayview Cir, Ste 4100, Newport Beach, CA 92660

3 100 Bayview Cir, Ste 4100, Newport Beach, CA 92660

4 100 Bayview Cir, Ste 4100, Newport Beach, CA 92660

5 100 Bayview Cir, Ste 4100, Newport Beach, CA 92660

6 St. Georges Building Suite 1908 19th Floor No 2 Ice House Street Central Hong Kong

4